Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276173

Prospectus Supplement

(to prospectus dated November 5, 2024)

AERIES TECHNOLOGY, INC.

10,566,347 Class A Ordinary Shares Issuable Upon Exercise of Exchange Rights

21,027,801 Class A Ordinary Shares Issuable Upon Exercise of Warrants

54,107,858 Class A Ordinary Shares

9,527,810 Warrants to Purchase Class A Ordinary Shares

Offered by the Selling Securityholders

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated November 5, 2024 (the “Prospectus”) related to: (A) (i) up to 10,566,347 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Aeries Technology, Inc., a Cayman Islands exempted company (the “Company”), upon exchange of shares of Aark Singapore Pte. Ltd. or Aeries Technology Group Business Accelerators Private Limited, pursuant to the exchange agreements dated November 6, 2023, and (ii) up to 21,027,801 Class A ordinary shares issuable upon the exercise of the (a) 11,499,991 redeemable warrants to purchase Class A ordinary shares that were issued by Worldwide Webb Acquisition Corp. as part of the units in its initial public offering (“IPO”), and (b) 9,527,810 redeemable warrants (the “Private Placement Warrants”) to purchase Class A ordinary shares originally issued to Worldwide Webb Acquisition Sponsor, LLC in a private placement that closed simultaneously with the consummation of the IPO; and (B) the resale from time to time by the Selling Securityholders (as defined in the Prospectus) of (i) an aggregate of up to 54,107,858 Class A ordinary shares, and (ii) up to 9,527,810 Private Placement Warrants, with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2024 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares and warrants are traded on the Nasdaq Capital Market under the symbols “AERT” and “AERTW,” respectively. On November 18, 2024, the closing price of our Class A ordinary shares was $1.26 per share and the closing price of our warrants was $0.04 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 15 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(MARK ONE)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-40920

Aeries Technology, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	98-1587626
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

60 Paya Lebar Road, #08-13
Paya Lebar Square
Singapore	409051
(Address of principal executive offices)	(Zip Code)

(919) 228-6404

(Registrant’s telephone number, including area code)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	AERT	The Nasdaq Stock Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	AERTW	The Nasdaq Stock Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of November 18, 2024, there were 44,500,426 Class A ordinary shares, $0.0001 par value and 1 Class V ordinary share, $0.0001 par value, issued and outstanding.

AERIES TECHNOLOGY, INC.

FORM 10-Q

For the quarterly period ended September 30, 2024

TABLE OF CONTENTS

		Page
PART 1 – INTERIM FINANCIAL INFORMATION

Item 1.	Condensed Consolidated Financial Statements	1

	Condensed Consolidated Balance Sheets as of September 30, 2024 (Unaudited) and March 31, 2024	1

	Condensed Consolidated Statements of Operations for the three and six months ended September 30, 2024 and 2023 (Unaudited)	2

	Condensed Consolidated Statements of Comprehensive Income / (Loss) for the three and six months ended September 30, 2024 and 2023 (Unaudited)	3

	Condensed Consolidated Statements of Changes in Redeemable Noncontrolling interest and Shareholders’ Equity / (Deficit) for the three and six months ended September 30, 2024 and 2023 (Unaudited)	4

	Condensed Consolidated Statements of Cash Flows for the six months ended September 30, 2024 and 2023 (Unaudited)	5

	Notes to Condensed Consolidated Financial Statements (Unaudited)	6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	29

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	39

Item 4.	Controls and Procedures	39

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings	41

Item 1A.	Risk Factors	41

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	42

Item 3.	Defaults Upon Senior Securities	42

Item 4.	Mine Safety Disclosures	42

Item 5.	Other Information	42

Item 6.	Exhibits	43

SIGNATURES		44

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this report may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

●	our market opportunity;

●	our ability to maintain the listing of the Class A ordinary shares and the warrants on the Nasdaq Stock Market, and the potential liquidity and trading of such securities;

●	our ability to recognize the anticipated benefits of our de-SPAC transaction completed in November 2023, which may be affected by, among other things, competition, our ability to grow and manage growth profitably and retain our key employees;

●	our business development efforts to maximize our potential value and to retain and expand our customer base;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our financial performance;

●	our ability to continue as a going concern;

●	the sufficiency of our existing cash and cash equivalents to fund our operating expenses and capital expenditure requirements;

●	our success in retaining or recruiting officers, key employees or directors, or any necessary changes to these positions;

●	changes in applicable laws or regulations in the United States and foreign jurisdictions;

●	our ability to develop and maintain effective internal controls;

●	risks related to cybersecurity and data privacy;

●	general economic and political conditions, such as the effects of the Russia-Ukraine and the Israel-Hamas conflicts, pandemics such as the COVID-19 outbreak, recessions, interest rates, inflation, local and national elections, fuel prices, international currency fluctuations, changes in diplomatic and trade relationships, political instability, acts of war or terrorism and natural disasters; and

●	other factors discussed in this report.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may be amplified in the future and there may be additional risks that we currently consider immaterial, or which are unknown. It is not possible to predict or identify all such risks. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

PART 1 – INTERIM FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

AERIES TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2024 and March 31, 2024

(in thousands of United States dollars, except share and per share amounts)

	SEPTEMBER 30, 2024	MARCH 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$3,627	$2,084
Accounts receivable, net of allowance of $4,844 and $1,263 as of September 30, 2024 and March 31, 2024, respectively	18,477	23,757
Prepaid expenses and other current assets, net of allowance of $1 and $1, as of September 30, 2024 and March 31, 2024, respectively	7,343	6,995
Total current assets	$29,447	$32,836
Property and equipment, net	3,728	3,579
Operating right-of-use assets	8,486	7,318
Deferred tax assets	3,899	1,933
Long-term investments, net of allowance of $117 and $126, as of September 30, 2024 and March 31, 2024, respectively	1,717	1,612
Other assets, net of allowance of $1 and $1, as of September 30, 2024 and March 31, 2024, respectively	4,683	2,129
Total assets	$51,960	$49,407

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$7,330	$6,616
Accrued compensation and related benefits, current	2,603	3,119
Operating lease liabilities, current	1,654	2,080
Short-term borrowings	4,482	6,778
Forward purchase agreement put option liability	9,563	10,244
Other current liabilities	13,591	9,288
Total current liabilities	$39,223	$38,125
Long term debt	1,514	1,440
Operating lease liabilities, noncurrent	7,209	5,615
Derivative warrant liabilities	736	1,367
Deferred tax liabilities	130	92
Other liabilities	4,462	3,948
Total liabilities	$53,274	$50,587

Commitments and contingencies (Note 10)

Redeemable noncontrolling interest	685	734

Shareholders’ equity (deficit)
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	-	-
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 44,500,426 shares issued and outstanding as of September 30, 2024; 15,619,004 shares issued and outstanding as of March 31, 2024	4	2
Class V ordinary shares, $0.0001 par value; 1 share authorized, issued and outstanding	-	-
Net shareholders’ investment and additional paid-in capital	27,159	-
Accumulated other comprehensive loss	(800)	(574)
Accumulated deficit	(28,679)	(11,668)
Total Aeries Technology, Inc. shareholders’ deficit	$(2,316)	$(12,240)
Noncontrolling interest	317	10,326
Total shareholders’ equity (deficit)	(1,999)	(1,914)
Total liabilities, redeemable noncontrolling interest and shareholders’ equity (deficit)	$51,960	$49,407

The accompanying notes are an integral part of these condensed consolidated financial statements.

AERIES TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the three and six months ended September 30, 2024 and 2023

(in thousands of United States dollars, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Six Months Ended September 30, 2024	Six Months Ended September 30, 2023
Revenue, net	$16,873	$17,578	$33,540	$33,908
Cost of revenue	13,298	12,754	25,955	24,637
Gross profit	3,575	4,824	7,585	9,271
Operating expenses
Selling, general & administrative expenses	7,670	3,338	28,100	7,008
Total operating expenses	7,670	3,338	28,100	7,008
Income from operations	(4,095)	1,486	(20,515)	2,263
Other income / (expense)
Change in fair value forward purchase agreement put option liability	1,377	-	681	-
Change in fair value of derivative warrant liabilities	(126)	-	631	-
Interest income	88	70	167	134
Interest expense	(135)	(76)	(282)	(199)
Other income / (expense), net	59	126	78	120
Total other income / (expense), net	1,263	120	1,275	55
Income / (loss) before income taxes	(2,832)	1,606	(19,240)	2,318
Income tax (expense) / benefit	526	(679)	1,617	(897)
Net income / (loss)	$(2,306)	$927	$(17,623)	$1,421
Less: Net income / (loss) attributable to noncontrolling interests	(90)	108	(596)	181
Net income / (loss) attributable to redeemable noncontrolling interests	$(26)	$-	$(16)	$-
Net income / (loss) attributable to shareholders’ of Aeries Technology Inc.	$(2,190)	819	(17,011)	1,240

Weighted average shares outstanding of Class A ordinary shares, basic and diluted(1)	44,356,074		41,121,826

Basic and diluted net loss per Class A ordinary share(1)	$(0.05)		$(0.42)

(1)	Net loss per Class A ordinary share and weighted average Class A ordinary shares outstanding are not presented for the periods prior to the Business Combination, as defined in Note 1. For more information refer to Note 15.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AERIES TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

For the three and six months ended September 30, 2024 and 2023

(in thousands of United States dollars, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Six Months Ended September 30, 2024	Six Months Ended September 30, 2023
Net income / (loss)	$(2,306)	$927	$(17,623)	$1,421
Other comprehensive income / (loss), net of tax
Foreign currency translation adjustments	(129)	(186)	(191)	(153)
Unrecognized actuarial gain / (loss) on employee benefit plan obligations	(64)	(6)	(85)	(53)
Total other comprehensive income / (loss), net of tax	(193)	(192)	(276)	(206)
Comprehensive income / (loss), net of tax	$(2,499)	$735	$(17,899)	$1,215
Less: Comprehensive income / (loss) attributable to noncontrolling interests	(100)	80	(613)	151
Less: Comprehensive income / (loss) attributable to redeemable noncontrolling interests	(50)	-	(49)	-
Total comprehensive income / (loss) attributable to shareholders’ of Aeries Technology, Inc.	$(2,349)	$655	$(17,237)	$1,064

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AERIES TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE

NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY (DEFICIT)

For the three and six months ended September 30, 2024 and 2023

(in thousands of United States dollars except share and per share amounts)

(Unaudited)

	Redeemable	Ordinary Shares Class A/		Ordinary Shares		Net shareholders’ investment and additional		Accumulated other	Total Aeries Technology, Inc.		Total Shareholders’
	noncontrolling	Common shares		Class V		paid-in	Accumulated	comprehensive	shareholders	Noncontrolling	Equity
	interest	Shares	Amount	Shares	Amount	Capital	deficit	loss	deficit	interest	(deficit)
Balance as at April 1, 2024	734	15,619,004	$2	1	$0	$-	$(11,668)	$(574)	$(12,240)	$10,326	$(1,914)
Net loss for the period prior to share exchange	0	-	-	-	-	-	(430)	-	(430)	(244)	(674)
Other comprehensive loss for the period prior to share exchange	0	-	-	-	-	-	-	(1)	(1)	(2)	(3)
Issuance of Class A ordinary shares with respect to share exchange agreement	-	21,337,000	2	-	-	9,396	-	-	9,398	(9,396)	2
Issuance of Class A ordinary shares in connection with private placement	-	1,940,958	0	-	-	4,675	-	-	4,675	-	4,675
Settlement of accounts payable through issuance of Class A ordinary shares	-	54,074	0	-	-	78	-	-	78	-	78
Stock based compensation	-	5,151,005	0	-	-	12,746	-	-	12,746	-	12,746
Net income / (loss) for the period post share exchange	10	-	-	-	-	-	(14,391)	-	(14,391)	(262)	(14,653)
Other comprehensive loss for the period post share exchange	(9)	-	-	-	-	-	-	(66)	(66)	(5)	(71)
Balance as at June 30, 2024	735	44,102,041	$4	1	$0	$26,895	$(26,489)	$(641)	$(231)	$417	$186
Net Loss for the period	(26)	-	-	-	-	-	(2,190)	-	(2,190)	(90)	(2,280)
Other comprehensive loss	(24)	-	-	-	-	-	-	(159)	(159)	(10)	(169)
Issuance of Class A ordinary shares in connection with private placement	-	270,820	0	-	-	0	-	-	0	-	0
Settlement of accounts payable through issuance of Class A ordinary shares	-	127,565	0	-	-	264	-	-	264	-	264
Balance as at September 30, 2024	685	44,500,426	4	1	0	27,159	(28,679)	(800)	(2,316)	317	(1,999)

		Ordinary Shares Class A/ Common stock			Net stockholders’ investment and Additional paid-in	Retained	Accumulated other comprehensive	Total Aark Singapore Pte. Ltd.’s stockholders’	Noncontrolling	Total stockholders’
		Shares*	Amount		Capital	earnings	loss	equity	Interest	equity
Balance as of April 1, 2023	-	10,000	$-	-	$7,221	$6,318	$(1,349)	$12,190	$1,279	$13,469
Transition period adjustment pursuant to ASC 326, net of tax		-	-		-	(190)	-	(190)	(33)	(223)
Adjusted Balance as of April 1, 2023		10,000	-		7,221	6,128	(1,349)	12,000	1,246	13,246
Net income for the period	-	-	-	-	-	421	-	421	73	494
Other comprehensive loss		-	-		-	-	(12)	(12)	(2)	(14)
Stock-based compensation		-	-		1,374	-	-	1,374	-	1,374
Net changes in net stockholders’ investment		-	-		(10)	-	-	(10)	-	(10)
Balance as of June 30, 2023	-	10,000	$-	-	$8,585	$6,549	$(1,361)	$13,773	$1,317	$15,090
Net Loss for the period	-	-	-	-	-	819	-	819	108	927
Other comprehensive loss		-	-		-	-	(164)	(164)	(28)	(192)
Stock-based compensation		-	-		252	-	-	252	-	252
Balance as at September 30, 2023	-	10,000	-	-	8,837	7,368	(1,525)	14,680	1,397	16,077

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AERIES TECHNOLOGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended September 30, 2024, and 2023

(in thousands of United States dollars except share and per share amounts)

(Unaudited)

	Six Months Ended September 30, 2024	Six Months Ended September 30, 2023
Cash flows from operating activities
Net income / (loss)	$(17,623)	$1,421
Adjustments to reconcile net income / (loss) to net cash (used in) / provided by operating activities:
Depreciation and amortization expense	745	661
Stock-based compensation expense	12,746	1,626
Deferred tax (benefit) / expense	(1,907)	(81)
Accrued income from long-term investments	(106)	(92)
Provision for expected credit loss	3,579	15
Profit on sale of property and equipment	(6)	-
Others	(29)	(18)
Change in fair value of forward purchase agreement put option liability	(631)	-
Change in fair value of derivative warrant liabilities	(681)	-
Loss on issuance of shares against accounts payable	342	-
Unrealized exchange gain	(40)	(53)
Changes in operating assets and liabilities:
Accounts receivable	1,264	(1,229)
Prepaid expenses and other current assets	(454)	(3,209)
Operating right-of-use assets	(2,146)	(631)
Other assets	(2,557)	(360)
Accounts payable	863	(996)
Accrued compensation and related benefits, current	(473)	(429)
Other current liabilities	4,552	3,377
Operating lease liabilities	2,176	724
Other liabilities	591	661
Net cash provided by operating activities	205	1,387

Cash flows from investing activities
Acquisition of property and equipment	(982)	(734)
Sale of property and equipment	7	-
Issuance of loans to affiliates	(866)	(769)
Payments received for loans to affiliates	853	694
Net cash used in investing activities	(988)	(809)

Cash flows from financing activities
Net proceeds from short term borrowings	(1,855)	1,270
Payment of insurance financing liability	(440)	-
Proceeds from long-term debt	916	575
Repayment of long-term debt	(820)	(282)
Payment of finance lease obligations	(210)	(211)
Payment of deferred transaction costs	(20)	(1,147)
Net changes in net shareholders’ investment	-	(10)
Proceeds from issuance of Class A ordinary shares, net of issuance cost	4,678	-
Net cash provided by financing activities	2,249	195
Effect of exchange rate changes on cash and cash equivalents	77	(22)
Net increase in cash and cash equivalents	1,543	751
Cash and cash equivalents at the beginning of the period	2,084	1,131
Cash and cash equivalents at the end of the period	$3,627	$1,882

Supplemental cash flow disclosure:
Cash paid for interest	$321	$178
Cash paid for income taxes, net of refunds	$556	$625

Supplemental disclosure of non-cash investing and financing activities:
Unpaid deferred transaction costs included in accounts payable and other current liabilities	$640	$1,454
Equipment acquired under finance lease obligations	$38	$235
Property and equipment purchase included in accounts payable	$1	$4
Settlement of accounts payable through issuance of Class A ordinary shares to vendors	$342	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AERIES TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars except share and per share amounts)

(Unaudited)

Note 1 - Nature of Operations

Unless the context otherwise requires, Aeries Technology, Inc. (formerly Worldwide Webb Acquisition Corp. (“WWAC”), formed in the Cayman Islands on March 5, 2021) and its subsidiaries, excluding the fintech and investing business activities, is herein referred to as the “Company”, “ATI”, the “registrant”, “us,” “we” and “our” in these consolidated financial statements. Aark Singapore Pte. Ltd., a Singapore private company limited by shares (“AARK”) and its subsidiaries, excluding the fintech and investing business activities, is herein referred to as the “Carve-out Entity”. The Company is a global provider of professional and management services and technology consulting, specializing in the establishment and management of dedicated delivery centers known as “Global Capability Centers” (“GCCs”) for portfolio companies of private equity firms and mid-market enterprises. Our engagement models are designed to provide a mix of deep vertical specialty, functional expertise, and digital systems and solutions to scale, optimize and transform a client’s business operations. The Company has subsidiaries in India, Mexico, Singapore, UAE and the United States.

Business Combination

On March 11, 2023, WWAC entered into a Business Combination Agreement (as amended, the “Merger Agreement”) with WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly owned subsidiary of WWAC (“Amalgamation Sub”), and AARK. Pursuant to the Merger Agreement, Amalgamation Sub and AARK amalgamated and continued as one company, with AARK being the surviving entity, and as a result thereof, Aeries Technology Group Business Accelerators Pvt. Ltd., an Indian private company limited by shares became an indirect subsidiary of WWAC (the “Amalgamation” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). Following the closing of the Business Combination, WWAC changed its corporate name to Aeries Technology, Inc.

Pursuant to the Merger Agreement, all AARK ordinary shares that were issued and outstanding prior to the effective time of the Amalgamation remained issued and outstanding following the Amalgamation and continued to be held by the former sole shareholder of AARK. The Company issued a Class V ordinary share to NewGen Advisors and Consultants DWC-LLC (“NewGen”). NewGen is a business associate of Mr. Raman Kumar (the “Former AARK Sole Shareholder”). NewGen has agreed to hold the Class V ordinary share to protect the interest of the Former AARK Sole Shareholder, in the event of certain extraordinary events as described in ATI’s amended and restated memorandum and articles of association, including a hostile takeover or the appointment or removal of directors at ATI level. While the Class V ordinary share does not carry any direct economic rights, it does carry voting rights equal to 1.3% which will ratchet up to 51% voting rights upon occurrence of the extraordinary events described above at the ATI level. All of the shares of Amalgamation Sub that were issued and outstanding as of the transaction date were converted into a number of newly issued AARK ordinary shares. In accordance with principles of Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) and based on the economic interest held by the shareholders post the transaction as well as the underlying rights, it was assessed that AARK is the accounting acquirer and WWAC is the accounting acquiree. The Business Combination closed on November 6, 2023 (“Closing Date”) and resulted in ATI owning 38.24% of the issued and outstanding shares of AARK and the Former AARK Sole Shareholder of AARK owning the balance 61.76%. Pursuant to the Business Combination, ATI has a right to appoint two out of the three directors on the board of directors of AARK and therefore has an ability to control the activities undertaken by AARK in ordinary course of business, resulting in AARK being classified as a subsidiary of ATI. Finally, the Business Combination has been accounted for as reverse recapitalization. Refer to the section “Reverse Recapitalization” below for details.

Reverse Recapitalization

As mentioned above – Business Combination, the Business Combination was closed on November 6, 2023 and has been accounted for as a reverse recapitalization because AARK has been determined to be the accounting acquirer under ASC 805 based on the evaluation of the following facts and circumstances taken into consideration:

●	The Former AARK Sole Shareholder, who controlled AARK prior to the Business Combination, will retain a majority of the outstanding shares of ATI after giving effect to the Exchange Agreements. The Exchange Agreements are further discussed in Note 10;

●	AARK has the ability to elect a majority of the members of ATI’s governing body;

●	AARK’s executive team makes up the executive team of ATI;

●	AARK represents an operating entity (group) with operating assets, revenues, and earnings significantly larger than WWAC.

Under a reverse recapitalization, while ATI was the legal acquirer, it has been treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of pre-combination AARK issuing stock for the net assets of ATI, accompanied by a recapitalization. The net assets of ATI have been stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of pre-combination AARK and relate to the management consulting business.

Immediately following the Business Combination, there were 15,257,666 Class A ordinary shares outstanding with a par value of $0.0001. Additionally, there were 9,527,810 Private Placement Warrants (defined below) and 11,499,991 Public Warrants (defined below) outstanding with a right to purchase 21,027,801 Class A ordinary shares.

Upon closing of the Business Combination, the total number of ATI’s Class A ordinary shares issued and outstanding was 15,257,666. Further, certain Class A ordinary shareholders entered into non-redemption agreements executed on November 3, 2023 and November 5, 2023, to reverse redemptions for an aggregate of 1,652,892 Class A ordinary shares while waiving their right to receive any “Bonus Shares” issued under the Merger Agreement. In connection with the closing, holders of 2,697,052 Class A ordinary shares of ATI were redeemed at a price per share of approximately $10.69. AARK incurred approximately $3,697 in transaction costs relating to the Business Combination and recorded those costs against additional paid-in capital in the condensed consolidated balance sheet.

The number of Class A ordinary shares issued and outstanding immediately following the consummation of the Business Combination were:

Public Shareholders (Redeemable Class A ordinary shares), including Bonus Shares(1)	3,157,469
Shares held by Worldwide Webb Acquisition Sponsor, LLC (the “Sponsor”) and other initial holders(2)(3)	2,750,000
Shares held by Innovo Consultancy DMCC(4)	5,638,530
Shares held by FPA (as defined below) Holders(5)	3,711,667
Total(6)	15,257,666

(1)	Includes 87,133 Bonus Shares issued to the Company’s public shareholders and 1,024,335 “Extension Shares” issued to certain holders of Class A ordinary shares (the “Holders”) in accordance with the Non-Redemption Agreement entered into between WWAC, the Sponsor, and the Holders of Class A ordinary shares. Also includes 288,333 shares purchased by the Forward Purchase Agreement (“FPA”) holders in the open market or via redemption reversals prior to the consummation of the Business Combination.
(2)	Includes 1,500,000 Class A ordinary shares issued to the Sponsor and 1,250,000 Class A ordinary shares issued to certain anchor investors upon conversion of Class B ordinary shares concurrently with the consummation of the Business Combination. 3,000,000 Class B ordinary shares were forfeited by the Sponsor upon the consummation of the Business Combination.

(3)	Does not include (i) 1,500,000 Class B ordinary shares forfeited upon the consummation of the Business Combination, or (ii) 1,500,000 Class B ordinary shares forfeited pursuant to a Support Agreement with the Sponsor.
(4)	Includes (i) 3,000,000 Class A ordinary shares reissued against 3,000,000 Class B ordinary shares forfeited by the Sponsor upon consummation of the Business Combination as per (2) above, and (ii) 2,638,530 remaining Bonus Shares issued to Innovo.
(5)	Represents a new issuance of Class A ordinary shares to the Forward Purchase Agreement holders in accordance with the Forward Purchase Agreement.
(6)	Does not include 10,000 AARK ordinary shares and 655,788 Aeries Technology Group Business Accelerators Private Limited’s ordinary shares that represent noncontrolling interest in AARK. These shares will be exchangeable (together with the proportionate reduction in the voting power of the Class V ordinary share, and in the case of the exchange of all AARK ordinary shares, the forfeiture and cancellation of the Class V ordinary share) into shares in Aeries Technology, Inc. in connection with the Exchange Agreements, which is further discussed in Note 10.

As a result of the Business Combination, the Company’s Class A ordinary shares trade under the ticker symbol “AERT” and its public warrants (the “Public Warrants”) trade under the ticker symbol “AERTW” on the Nasdaq Stock Market. Prior to the consummation of the Business Combination, the Company’s Class A ordinary shares were traded on the Nasdaq Stock Market under the symbol “WWAC.”

Note 2 - Summary of Significant Accounting Policies

Basis of Preparation

The information presented below supplements the Significant Accounting Policies information presented in the annual report on Form 10-K for the year ended March 31, 2024. There have been no changes in accounting policies during the six months ended September 30, 2024, from those disclosed in the annual consolidated financial statements and related notes for the year ended March 31, 2024, except for those described below and also as described in “Recently Adopted Accounting Pronouncements” below.

All intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Going Concern

The Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. Management’s evaluation does not initially take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

In performing this evaluation, the Company identified that the following conditions that raised substantial doubt about its ability to continue as a going concern:

●	For the six months ended September 30, 2024, the Company reported a net loss of $17,623.

●	As of September 30, 2024, the Company had a working capital deficit of $9,776, primarily due to current liabilities related to the FPAs entered into on November 3, 2023 and November 5, 2023. These FPAs were liquidity arrangements entered into as part of the business combination of the Company with WWAC effective as of November 6, 2023. Under these liquidity arrangements, certain investors agreed not to redeem their holdings in WWAC in exchange for the Company entering into the FPAs. This step was taken to address the agreed minimum cash requirement with WWAC as of the closing date of the business combination, which WWAC was unable to meet without this financing. Pursuant to the FPAs, the Company is obligated to pay a maturity consideration of $8,000 at the end of the one-year term, which may be settled either in cash or equity at the option of the FPA holders. As of the date of this Form 10-Q report, the remaining balance owed to the FPA holders is $7,500.

●	The Company received a non-renewal notice from a significant customer related to its dedicated offshore operations managed by the Company, which is expected to result in an annual revenue loss of approximately $11,500.

The Company has historically financed its operations and expansions primarily with cash generated from operations and the revolving credit facility from Kotak Mahindra Bank. As at September 30, 2024 the Company had a balance of $3,627 in cash and cash equivalents and also generated overall positive cash flows for the six months ended September 30, 2024. The Company also reported a net operating cash inflow of $205 for this period. Management expects to have sufficient cash from the operations, cash reserves and debt capacity for the next 12 months and for the foreseeable future to finance our operations, our growth, expansion plans. However, this expectation assumes that the FPA liabilities will not require immediate cash settlement. If an immediate cash settlement is required for the remaining FPA liabilities, the Company may lack the necessary financial resources to sustain operations during this period.

The Company has undertaken or completed the following actions to improve its available cash balances, liquidity, and cash generated from operations:

●	The non-renewal of the customer contract requires a one-time buy-out payment from the customer to us of approximately $3,100. The Company has also executed a Master Service Agreement to provide technology-enabled services to the customer under a new engagement model and plans to expand operations under this arrangement.

●	On November 6, 2024, the Company and one of the FPA holders, namely Meteora Capital Partners LP, which holds 250,000 shares under its FPA, agreed to settle the liability through issuance of shares, leaving a remaining balance of $7,500 owed to other FPA holders. We are actively pursuing capital raising alternatives to pay the remaining balance due.

●	Targeted cost cutting measures have been instituted, focusing on non-core expenses including those related to inorganic growth strategy, such as reductions in the use of outside vendors and professional services, as well as selective headcount and salary reduction and salary reductions, which are designed to improve our cashflow position without impacting core business operations.

The Company’s ability to continue as a going concern is dependent upon, among other things, successfully executing its mitigation plan, which includes, (i) raising additional funds from existing or new credit facilities, (ii) raising equity or equity linked capital, (iii) restructuring current liabilities into equity or long-term obligations, and (iv) further reducing non-core expenses with a renewed focus on organic growth in the core geography that has been historically operated in, which is North America.

The Company is hopeful of accomplishing its objectives through these measures in the anticipated time frame and also expects that the funds available through the above-mentioned arrangements will be sufficient to alleviate the doubts about the Company’s ability to continue as a going concern. However, there is no guarantee of the success of these efforts. The consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, revenue recognition, allowance for credit losses, stock-based compensation, fair valuation of FPA put option liabilities and private warrant liabilities, useful lives of property and equipment, accounting for income taxes, determination of incremental borrowing rates used for operating lease liabilities and right-of-use assets, obligations related to employee benefits and carve-out of financial statements, including the allocation of assets, liabilities and expenses. Management believes that the estimates and judgments upon which it relies, are reasonable based upon information available to the Company at the time that these estimates and judgments were made. Actual results could differ from those estimates.

Segment Reporting

The Company operates as one operating segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for the purposes of making operating decisions, assessing financial performance and allocating resources.

Forward Purchase Agreement

On November 3, 2023, and November 5, 2023, WWAC entered into Forward Purchase Agreements with Sandia Investment Management LP, Sea Otter Trading, LLC, YA II PN, Ltd and Meteora Capital Partners, LP (collectively known as “FPA holders”) for an over-the-counter (OTC) Equity Prepaid Forward Transaction. A Subscription Agreement (the “Subscription Agreement”) was also executed alongside the FPA for subscription of the underlying FPA shares by the FPA holders either through a new issuance or purchase of shares from existing holders (“Recycled Shares”). The FPAs and Subscription Agreements have been accounted for separately as discussed subsequently.

The FPAs stipulate a new issuance of 3,711,667 Class A ordinary shares to the FPA holders at the redemption price (i.e., $10.69 per share) and, purchase of 288,333 Recycled Shares through redemption reversals. The amount to be received by ATI from the FPA holders on such issuance of around 3,711,667, shares, are held with the FPA holders as prepaid with respect to the forward transaction. Pursuant to the FPA, ATI was obligated to pay a prepayment amount of $42,760 which was settled as below:

●	$39,678 against the consideration receivable by ATI for a new issuance of Class A ordinary shares to the FPA holders; and

●	$3,083 representing the cash paid by ATI to the FPA holders to fund the purchase price of the Recycled Shares.

At the end of the contract period of one year, for each unsold share held by the FPA holders, ATI is obligated to pay FPA holders an amount of $2 in cash or a variable number of ATI’s Class A ordinary shares in order to provide a return of $2.5 per FPA share determined based on the 30-day volume weighted average price of ATI’s Class A ordinary shares (“Maturity Consideration”). The FPA holders have the option to select the form of Maturity Consideration.

The Optional Termination Right held by the FPA holders economically results in the prepaid forward contract being akin to a written put option with the FPA holders’ right to sell all or a portion of the 4,000,000 Class A ordinary shares to ATI. ATI is entitled over the 12-month maturity period to either a return of the prepayment or the underlying shares, which the FPA holders will determine at their sole discretion depending on the movement in ATI’s stock price.

On April 8, 2024, the Company completed a Private Investment in Public Equity (“PIPE”) transaction, with the Class A ordinary shares quoted at approximately $2.21 per share at that time. The Company has Forward Purchase Agreements with Sandia Investment Management LP, Sea Otter Trading, LLC, YA II PN, Ltd, and Meteora Capital Partners, LP (collectively, the “FPA Holders”). These agreements contain a price reset feature that allows for adjustments to the share price based on certain predefined conditions, including those triggered by the PIPE transaction. As of the reporting date, this price reset feature was activated, resulting in a new share price of $2.21 per share for the over-the-counter (OTC) Equity Prepaid Forward Transaction.

This adjustment has implications for the fair value of the derivative liability initially recorded on the balance sheet. Future fluctuations in this fair value will be recognized in earnings. For more details, please refer to Note 14: Fair Value Measurement

The FPAs consist of two freestanding financial instruments that are accounted for as follows:

1)	The total prepayment of $42,760 (“Prepayment Amount”) which includes a net cash outflow of $3,083 as discussed above. The Prepayment Amount has been accounted for as a reduction to equity to reflect the substance of the overall arrangement as a net repurchase of the Recycled Shares and sale of newly issued shares to the FPA holders pursuant to a subscription agreement without receipt of the underlying consideration of $39,678.

2)	The “FPA Put Option” includes both the in-substance written put option and the expected Maturity Consideration. The FPA Put Option is a derivative instrument that the Company has recorded as a liability and measured at fair value in accordance with ASC 480-10. The instrument is subject to remeasurement at each balance sheet date, with changes in fair value recognized in the condensed consolidated statements of operations. See Note 14.

Derivative Financial Instruments and FPA Put Option Liability

The Company accounts for the Warrants (defined below) in accordance with the guidance contained in ASC 815-40 under which the Instruments (as defined below) do not meet the criteria for equity treatment and must be recorded as liabilities. The Company accounts for the FPA put option liability as a financial liability in accordance with the guidance in ASC 480-10. Warrants and FPA are collectively referred as the “Instruments”. The Instruments are subjected to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed consolidated statement of operations. See Note 11 for further discussion of the pertinent terms of the Warrants and Note 14 for further discussion of the methodology used to determine the value of the Warrants and FPA.

In December 2023, the Company settled vendor balances mounting to $855 owed to certain vendors by issuing 361,388 Class A ordinary shares. If the volume weighted average price (“VWAP”) of the Class A ordinary shares over the three trading days immediately preceding the agreement date is higher than the VWAP over the three trading days immediately preceding the six-month anniversary from the agreement date, additional Class A ordinary shares of ATI would need to be issued for the difference. This represents a derivative financial instrument written by the Company which has been accounted for in accordance with the guidance contained in ASC 815-40 including subsequent re-measurement at fair value with the changes being recognized in Company’s condensed consolidated statement of operations.

●	For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value at inception and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the condensed consolidated balance sheets as current or noncurrent based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company is required to settle its liabilities under the FPAs by November 6, 2024. The total amount payable under the agreements is $8,000, which may be settled either in cash or in equity, at the option of the investors.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value in the condensed consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs that are observable, either directly or indirectly. Such prices may be based upon quoted prices for identical or comparable securities in active markets or inputs not quoted on active markets but corroborated by market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair Value of Financial Instruments

Except for the Warrants and FPA as described above, the fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (the “FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed consolidated balance sheets.

Cash and Cash Equivalents

Cash consists of the Company’s cash and bank balances. The Company considers cash equivalents to be highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable, loans to affiliates, and investments. The Company holds cash at financial institutions that the Company believes are high credit quality financial institutions and limits the amount of credit exposure with any one bank and conducts ongoing evaluations of the creditworthiness of the banks with which it does business. As of September 30, 2024 and March 31, 2024, there was one customer that represented 10% or greater of the Company’s accounts receivable balance. The Company expects limited credit risk arising from its long-term investments as these primarily entail investments in the Company’s affiliates that have a credit rating that is above the minimum allowable credit rating defined in the Company’s investment policy. As a part of its risk management process, the Company limits its credit risk with respect to long-term investments by performing periodic evaluations of the credit standing of counterparties to its investments.

In respect of the Company’s revenue, there were two and three customers that each accounted for more than 10% of total revenue for the three months ended September 30, 2024 and 2023, respectively; and there were three customers that accounted for more than 10% of total revenue for the six months ended September 30, 2024 and 2023. The following table shows the amount of revenue derived from each customer exceeding 10% of the Company’s revenue during the three and six months ended September 2024 and 2023:

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Customer 1	16%	15%	16%	15%
Customer 2	12%	13%	12%	13%
Customer 3	n/a	10%	10%	11%

Accounts receivable, net

The Company records a receivable when an unconditional right to consideration exists, such that only the passage of time is required before payment of consideration is due. Timing of revenue recognition may differ from the timing of invoicing to customers. If revenue recognized on a contract exceeds the billings, then the Company records an unbilled receivable for that excess amount, which is included as part of accounts receivable, net in the Company’s condensed consolidated balance sheets.

Under ASC Topic 326, accounts receivable are recorded at the invoiced amount, net of allowance for credit losses. The Company regularly reviews the adequacy of the allowance for credit losses based on a combination of factors. In establishing any required allowance, management considers historical losses adjusted for current market conditions, the current receivables aging, current payment terms and expectations of forward-looking loss estimates. Allowance for credit losses was $4,844 as of September 30, 2024 and $1,263 as of March 31, 2024, and is classified within “Accounts Receivable, net” in the condensed consolidated balance sheets.

The following tables provides details of the Company’s allowance for credit losses (in thousands):

	Six months Ended September 30,
	2024	2023
Opening balance as of April 1	$1,263	$-
Transition period adjustment on accounts receivables (through retained earnings) pursuant to ASC 326	-	149
Adjusted balance as of April 1	$1,263	$149
Additions charged to cost and expense	3,581	22
Closing balance as of September 30	$4,844	$171

Long-Term Investments

The Company’s long-term investments consist of debt and non-marketable equity investments in privately held companies in which the Company does not have a controlling interest or significant influence, which have maturities in excess of one year and the Company does not intend to sell.

Debt investments of mandatorily redeemable preference shares, which are classified as held-to-maturity since the Company has the intent and contractual ability to hold these securities to maturity. These investments are reported at amortized cost and are subject to an ongoing impairment evaluation. Income from these investments is recorded in “Interest income” in the condensed consolidated statements of operations.

Under ASC Topic 326, expected credit losses are recorded and reduced from the amortized cost of the held-to-maturity securities. Expected credit losses for long-term investments are calculated using a probability of default method. Credit losses are recorded within “Selling, general & administrative expenses” in the condensed consolidated statements of operations when an event or circumstance indicates a decline in value has occurred. Allowance for credit losses was $117 as of September 30, 2024 and $126 as of March 31, 2024.

The following tables provides details of the Company’s allowance for credit losses:

	Six months Ended September 30,
	2024	2023
Opening balance as of April 1	$126	$-
Transition period adjustment on long term investments (through retained earnings) pursuant to ASC 326	-	126
Adjusted balance as of April 1	$126	$126
Additions charged to change in provision for credit losses	(9)	10
Closing balance as of September 30	$117	$136

The Company includes these long-term investments in “Long-term investments” on the condensed consolidated balance sheets.

Net Loss per Share

Basic net loss per share is computed by dividing income/(loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of ordinary shares and potential dilutive ordinary shares outstanding during the period. The Company has not considered the effect of the Warrants sold in its initial public offering (the “Initial Public Offering”) and private placement to purchase ordinary shares, and impact of FPA put option liability in the calculation of diluted net loss per share, since the instruments are not dilutive.

Recent Accounting Pronouncements not yet Adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”). The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Company is in the process of evaluating the Impact of the amendments this ASU will have on the financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as, disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that adopting this standard will have on its consolidated financial statements.

The Company is currently evaluating the effect of the updates.

Note 3 - Short-term borrowings

	September 30, 2024	March 31, 2024
Short-term borrowings	$4,459	$6,765
Current portion of vehicle loan	23	13
	$4,482	$6,778

In May 2023, the Company amended its revolving credit facility (“Amended Credit Facility”), whereby the total borrowing capacity was increased from INR 160,000 (or approximately $1,910 at the exchange rate in effect on September 30, 2024) to INR 320,000 (or approximately $3,819 at the exchange rate in effect on September 30, 2024), with Kotak Mahindra Bank. The revolving facility is available for the Company’s operational requirements. The funded drawdown amount under the Company’s revolving facility as of September 30, 2024 and March 31, 2024, is $1,959 and $3,802, respectively. The corresponding interest rate at each of these dates was six months Marginal Cost of Funds based Lending Rate plus a margin of 0.80%.

Prior to the Closing Date, WWAC modified the terms of payment owed to Shearman & Sterling LLP, a multinational law firm providing legal consultancy services to WWAC. This resulted in a reduction in the total amount owed by WWAC to Shearman & Sterling LLP from $4,800 of accounts payable to $4,000 promissory note, payable in four equal tranches. Subsequently, the promissory note was amended upon payment of $1,500, wherein the balance $2,500 was promised to be paid in two equal tranches. $2,500 owed to Sherman & Sterling LLP has been disclosed as short-term debt, as ATI has an unconditional obligation to settle it within a period of less than twelve months from September 30, 2024.

After the Closing Date, ATI obtained an insurance policy for its directors and senior officers with maximum coverage of $5,000. The total premium payable in relation to this was $880 out of which $176 was paid upfront and balance $704 is payable in ten equal monthly instalments of $73. The arrangement represents a financing transaction where the premium payable has been deferred. The interest rate under the arrangement is 9.2% per annum. The cumulative interest payable throughout the tenure under the arrangement amounts to $30 and the same would be recognized as part of the interest expense in the condensed consolidated statement of operations. During the three and six months ended September 30, 2024, the interest expense so recognized was $2 and $9, respectively. The balance premium payable as at September 30, 2024 is Nil.

For additional information on the vehicle loan see Note 4 – Long-term debt.

Note 4 - Long-term debt

Long-term debt consists of the following:

	September 30, 2024	March 31, 2024
Loan from the director of ATGBA	$829	$834
Loan from an affiliate	495	498
Non-current portion of vehicle loan	190	108
	$1,514	$1,440

For additional information on the loan from the director of ATGBA, Mr. Vaibhav Rao, to a subsidiary company and loan from an affiliate, see Note 8 – Related Party Transactions - point (g) and (d), respectively.

Vehicle loan

On December 7, 2022, the Company entered into a vehicle loan, secured by the vehicle, for INR 11,450 (or approximately $137 at the exchange rate in effect on September 30, 2024) at 10.75% from Mercedes-Benz Financial Services India Pvt. Ltd. The Company is required to repay the loan in 48 monthly instalments beginning January 4, 2023.

On August 2, 2024, the Company entered into a vehicle loan, secured by the vehicle, for INR 8,165 (or approximately $97 at the exchange rate in effect on September 30, 2024) at 10.25% from Mercedes-Benz Financial Services India Pvt. Ltd. The Company is required to repay the loan in 48 monthly instalments beginning September 4, 2024.

As of September 30, 2024, the future maturities of debt by fiscal year are as follows:

2025	$11
2026	854
2027	599
2028	12
2029	61
Total future maturities of debt	$1,537

Note 5 - Revenue

Disaggregation of Revenue

The Company presents and discusses revenues by customer location. The Company believes this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

The following table shows the disaggregation of the Company’s revenues by major customer location. Revenues are attributed to geographic regions based upon billed client location. Substantially all of the revenue in our North America region relates to operations in the United States.

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
North America	$15,728	$13,879	$31,235	$26,366
Asia Pacific and Other	1,145	3,699	2,305	7,542
Total revenue	$16,873	$17,578	$33,540	$33,908

Contract balances

Contract assets comprise amounts where the Company’s right to bill is contingent on something other than the passage of time. As of September 30, 2024 and March 31, 2024, the Company’s contract assets were $863 and $255, respectively, and were recorded within “Prepaid expenses and other current assets”, net of allowance for credit losses, on the condensed consolidated balance sheets.

Contract liabilities, or deferred revenue, comprise amounts collected from the Company’s customers for revenues not yet earned and amounts which are anticipated to be recorded as revenues when services are performed. The amount of revenue recognized in the six months ended September 30, 2024 and 2023 that was included in deferred revenue at the beginning of each period was $210 and $142, respectively.

As of September 30, 2024 and March 31, 2024 the Company’s deferred revenue was $168 and $261, respectively, and was recorded within “Other current liabilities” on the condensed consolidated balance sheets. There was no deferred revenue classified as non-current as of September 30, 2024 and March 31, 2024.

Note 6 - Employee Compensation and Benefits

The Company has employee benefit plans in the form of certain statutory and other programs covering its employees.

Defined Benefit Plan - Gratuity

The Company’s subsidiaries in India have defined benefit plans comprising of gratuity under Payments of Gratuity Act, 1972 covering eligible employees in India. The present value of the defined benefit obligations and other long-term employee benefits is determined based on actuarial valuation using the projected unit credit method. The rate used to discount defined benefit obligation is determined by reference to market yields at the balance sheet date on Indian government bonds for the estimated term of obligations.

Actuarial gains or losses arising on account of experience adjustment and the effect of changes in actuarial assumptions are initially recognized in the condensed consolidated statements of comprehensive income, and the unrecognized actuarial loss is amortized to the condensed consolidated statements of operations over the average remaining service period of the active employees expected to receive benefits under the plan.

Changes in “Other comprehensive income/ (loss)” during the three and six months ended September 30, 2024 and 2023 were as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Net actuarial loss / (gain)	$109	$29	$154	$114
Amortization of net actuarial loss / (gain)	(19)	(21)	(36)	(43)
Deferred tax benefit / (expense)	(26)	(2)	(33)	(18)
Unrecognized actuarial gain / (loss) on employee benefit plan obligations	$64	$6	$85	$53

Net defined benefit plan costs for the three and six months ended September 30, 2024 and 2023 include the following components:

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Service costs	$145	$113	$269	$226
Interest costs	41	25	80	49
Amortization of net actuarial loss	19	21	36	43
Net defined benefit plan costs	$205	$159	$385	$318

Note 7 - Income Taxes

The Company determines its tax provision for interim periods using an estimate of its annual effective tax rate adjusted for discrete items, if any, that are considered in the relevant period. The Company updated its estimate of the annual effective tax rate, and if its estimated tax rate changes, the Company will be making a cumulative adjustment.

The Company’s effective tax rate (“ETR”) is 8.4% and 38.7% for the six months ended September, 2024 and 2023, respectively. The change in ETR was primarily due to significant increase in recognition of deferred tax benefit on losses in certain subsidiaries having a lower jurisdictional tax rates along with a reduction in taxable income resulting in lower current tax during the six months ended September 30, 2024, as compared to the six months ended September 30, 2023.

The Company’s effective tax rate (“ETR”) is 18.6% and 42.3% for the three months ended September 30, 2024, and 2023, respectively. The change in ETR was primarily due to significant increase in recognition of deferred tax benefit on losses in certain subsidiaries having a lower jurisdictional tax rates along with a reduction in taxable income resulting in lower current tax during the three months ended September 30, 2024, as compared to the three months ended September 30, 2023.

Note 8 - Related Party Transactions

Name of the related party	Relationship
Aark II Pte Limited	Affiliate entity
Aarx Singapore Pte Ltd	Affiliate entity
Aeries Technology Products And Strategies Private Limited (“ATPSPL”)	Affiliate entity
Aeries Financial Technologies Private Limited	Affiliate entity
Bhanix Finance And Investment Limited	Affiliate entity
Ralak Consulting LLP	Affiliate entity
TSLC Pte Limited	Affiliate entity
Venu Raman Kumar	Chairman of ATI’s Board and controlling shareholder
Vaibhav Rao	Members of immediate families of Venu Raman Kumar
Sudhir Appukuttan Panikassery	Key managerial personnel

Summary of significant transactions and balances due to and from related parties are as follows:

	Three Months Ended September 30,		Six Months Ended September 30
	2024	2023	2024	2023
Cost sharing arrangements
Aeries Financial Technologies Private Limited (b)	42	52	89	101
Bhanix Finance And Investment Limited (b)	34	25	60	60
Corporate guarantee commission
Bhanix Finance And Investment Limited	-	-	-	2
Corporate guarantee expense
Aeries Technology Products And Strategies Private Limited (j)	-	-	-	2
Interest expense
Aeries Technology Products And Strategies Private Limited (d)	23	9	43	14
Mr. Vaibhav Rao (g)	21	21	42	42
Interest income
Aeries Financial Technologies Private Limited (f), (h)	4	41	8	80
Aeries Technology Products And Strategies Private Limited (e), (h)	25	28	47	53
Legal and professional fees paid
Ralak Consulting LLP (c)	77	134	154	213
Management consultancy service
Aark II Pte Limited (a)	757	832	1,503	1,702
TSLC Pte Limited (a)	-	88	-	88
Office management and support services expense
Aeries Technology Products And Strategies Private Limited (i)	15	26	29	75

	September 30,	March 31,
	2024	2024
Accounts payable
Aeries Technology Products And Strategies Private Limited (i)	$30	$9
Accounts receivable
Aark II Pte Limited (a)	501	629
Aeries Financial Technologies Private Limited (b)	10	11
Bhanix Finance And Investment Limited (b)	52	17
TSLC Pte Limited (a)	128	128
Interest payable (classified under other current liabilities)
Aeries Technology Products And Strategies Private Limited (d)	28	-
Interest receivable (classified under prepaid expenses and other current assets)
Aeries Technology Products And Strategies Private Limited (e)	30	-
Investment in 0.001% Series-A Redeemable preference share
Aeries Financial Technologies Private Limited (h)	1,018	939
Investment in 10% Cumulative redeemable preference shares
Aeries Technology Products And Strategies Private Limited (h)	817	792
Loan from Members of immediate families of Venu Raman Kumar
Mr. Vaibhav Rao (g)	829	834
Loans from affiliates
Aeries Technology Products and Strategies Private Limited (d)	495	498
Loans to affiliates (classified under other assets)
Aeries Financial Technologies Private Limited (f)	104	105
Aeries Technology Products And Strategies Private Limited (e)	567	558

(a)	The Company provided management consulting services to Aark II Pte Ltd under an agreement dated June 21, 2021 and its amendments thereof and to TSLC Pte Ltd under an agreement dated July 12, 2021.
(b)	The Company was in a cost sharing arrangement with Aeries Financial Technologies Private Ltd and Bhanix Finance and Investment Ltd under separate agreements dated April 1, 2020. The cost sharing arrangement included costs in the areas of office management, IT and operations. The agreements are for a 36-month term with auto renewals after the original term.
(c)	The Company availed consulting services including implementation services in business restructuring, risk management, feasibility studies, mergers & acquisitions etc. from Ralak Consulting LLP via agreement dated April 1, 2022.
(d)	The Company incurred interest expense in relation to loans taken from ATPSPL, which were borrowed to meet working capital requirements. The loans were for a 3-year term and were issued at an interest rate of 12% per annum.
(e)	The Company received interest income in relation to loans given to affiliates to support their working capital requirements. The loans were for a 3-year term and issued at an interest rate of 12% per annum.
(f)	The Company received interest income in relation to loans given to affiliates to support their working capital requirements. The loans were for a 3-year term and issued at an interest rate of 15-17% per annum.
(g)	The Company obtained a loan at 10% interest rate from Vaibhav Rao for business purposes. The agreement shall remain valid until the principal amount along with interest is fully repaid. The principal amount of the loan was outstanding in entirety as of September 30, 2024.
(h)	This amount represents investments in affiliates. The Company earned interest income on its investments in affiliates.
(i)	The Company availed management consulting services from ATPSPL under agreements dated March 20, 2020 and April 1, 2021.
(j)	ATPSPL gave corporate guarantee of INR 240,000 (or approximately $2,864 at the exchange rate in effect on September 30, 2024) on behalf of the Company towards the revolving credit facility availed. ATPSPL charges a corporate guarantee commission of 0.5% on the total corporate guarantee given. The guarantee was withdrawn during the year ended March 31, 2024.

The Company has also executed two Exchange Agreements: (1) with AARK and Mr. Raman Kumar in his capacity as a shareholder of AARK; and (2) with ATGBA and Mr. Sudhir Appukuttan Panikassery, Mr. Ajay Khare, and Mr. Unnikrishnan Balakrishnan Nambiar, key managerial personnel of ATGBA in their capacity as shareholders of ATGBA (together referred to as “counterparties”). Under the Exchange Agreements, the counterparties would have a right to exchange the shares held by them in AARK or ATGBA into shares of ATI or cash subject to the conditions specified in the Exchange Agreement. Refer Note 10 for details. Additionally, pursuant to the Business Combination, 5,638,530 Class A ordinary shares have been issued to Innovo Consultancy DMCC, which is wholly owned by Mr. Kumar.

Note 9 - Stock-Based Compensation

Aeries Technology, Inc. 2023 Equity Incentive Plan

The board of directors of WWAC approved the Aeries Technology, Inc. 2023 Equity Incentive Plan (the “Plan”) on March 11, 2023, subject to approval by WWAC’s shareholders. The Plan was approved by WWAC’s shareholders on November 2, 2023 and the Plan became effective upon the consummation of the Business Combination. The maximum number of Class A ordinary shares that may be issued under the Plan may not exceed 9,031,027 Class A ordinary shares, subject to certain adjustments set forth in the Plan.

Restricted Share Unit Award

Compensation cost for stock awards, which include restricted stock units (“RSUs”), is measured at the fair value on the grant date and recognized as expense, net of estimated forfeitures. The fair value of stock awards is based on the quoted price of our common stock on the grant date. We measure the fair value of RSUs using fair value of our quoted stock due to grant date and vesting date being same. Compensation cost for RSUs is recognized on a straight line over vesting period.

The following table summarizes the activities for vested RSUs for the quarter ending September 30, 2024:

	Restricted Stock Units
	Number of Shares	Grant Date Fair Value
Unvested as of April 1, 2024	-	-
Granted	3,880,022	$5,432
Vested	(3,880,022)	$5,432
Forfeited / Canceled	-	-
Unvested as of September 30, 2024	-	-

Aeries Employees Stock Option Plan, 2020

On August 1, 2020, ATGBA’s board of directors approved and executed the Aeries Employees Stock Option Plan (“ESOP”), which was subsequently amended on July 22, 2022. Under ESOP, the company has authorized to grant up to 59,900 options to eligible employees in one or more tranches. The company granted 59,900 options to eligible employees during the year ended March 31, 2023.

The options issued under the ESOP generally are subject to service conditions. The service condition is typically one year. The stock-based compensation expense is recognized in the condensed consolidated statements of comprehensive income using the straight-line attribution method over the requisite service period.

The following table summarizes the ESOP stock option activity for the six months ended September 30, 2024:

	Shares	Weighted average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at April 1, 2024	59,900	$-	-	$-
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options canceled, forfeited or expired	-	-	-	-
Options outstanding at September 30, 2024	59,900	$0.12	3.81	$2,324

Vested and exercisable at September 30, 2024	59,900	$0.12	3.81	$2,324

Aeries Management Stock Option Plan, 2019

On September 23, 2019, ATGBA’s board of directors approved and executed the Aeries Management Stock Option Plan 2019 (“MSOP”), which was subsequently amended on December 31, 2022. Under MSOP, ATGBA has authorized to grant up to 295,565 options to eligible employees in one or more tranches.

The options issued under the MSOP generally are subject to both service and performance conditions. The service condition is typically one year, and the performance conditions are based on the condensed consolidated revenue and adjusted profit before tax of ATGBA. The stock-based compensation expense is recognized in the condensed consolidated statements of comprehensive income using the straight-line attribution method over the requisite service period if it is probable that the performance target will be achieved.

The following table summarizes the MSOP stock option activity for the six months ended September 30, 2024:

	Shares	Weighted average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at April 1, 2024	295,565	$-	-	$-
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options canceled, forfeited or expired	-	-	-	-
Options outstanding at September 30, 2024	295,565	$0.12	1.17	$11,465

Vested and exercisable at September 30, 2024	295,565	$0.12	1.17	$11,465

The Company uses the BSM option-pricing model to determine the grant-date fair value of stock options. The determination of the fair value of stock options on the grant date is affected by the estimated underlying share price, as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, and expected dividends. The grant date fair value of the Company’s stock options granted to employees were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

2022 Grants
Expected term	3.5 years
Expected volatility	40.80%
Risk free interest rate	3.01%
Annual dividend yield	0.00%

During the six months ended September 30, 2024, and 2023, the Company recorded stock-based compensation expense of $12,746 and $1,626 within “Selling, general & administrative expenses” in the condensed consolidated statements of operations, respectively.

During the three months ended September 30, 2024, and 2023, the Company recorded stock-based compensation expense of Nil and $252 within “Selling, general & administrative expenses” in the condensed consolidated statements of operations, respectively.

As of September 30, 2024 and 2023, there was no unrecognized stock-based compensation cost.

Note 10 - Commitments and Contingencies

Corporate Guarantees

The Company had an outstanding guarantee of INR 200,000 (approximately $2,387 at the exchange rate in effect on September 30, 2024) as of March 31, 2023, which pertained to a fund-based and non-fund based revolving credit facility availed by an affiliate, Bhanix Finance and Investment Ltd (“the borrower”), from Kotak Mahindra Bank. The corporate guarantee required the Company to make payment in the event the borrower fails to perform any of its obligations under the credit facilities. The guarantee was withdrawn with effect from June 1, 2023, and the bank communicated the withdrawal on August 23, 2023. Subsequent to the withdrawal, the amount for expected credit loss recognized were reversed in entirety. Pursuant to the arrangement, beginning April 1, 2021, the Company charged a fee of 0.5% of the guarantee outstanding. In the six months ended September 30, 2024 and 2023, the Company recorded a guarantee fee income of Nil and $2 within “Other income, net” in the condensed consolidated statements of operations

Indemnification obligations

In the normal course of business, the Company is a party to a variety of agreements under which it may be obligated to indemnify the other party for certain matters. These obligations typically arise in contracts where the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations or covenants for certain matters, infringement of third-party intellectual property rights, data privacy violations, and certain tortious conduct in the course of providing services. The duration of these indemnifications varies, and in certain cases, is indefinite.

The Company is unable to reasonably estimate the maximum potential amount of future payments under these or similar agreements due to the unique facts and circumstances of each agreement and the fact that certain indemnifications provide for no limitation to the maximum potential future payments under the indemnification. Management is not aware of any such matters that would have a material effect on the condensed consolidated financial statements of the Company.

Legal Proceedings

From time to time, the Company may be involved in proceedings and litigation, claims and other legal matters arising in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, nonmonetary sanctions, or relief. Management is not currently aware of any material pending legal proceedings, except for ordinary routine litigation incidental to the business, in which we or any of our subsidiaries are involved, or where our property is subject to such proceedings.

Exchange Agreements

Upon consummation of the Business Combination, the holders of AARK ordinary shares and ATGBA ordinary shares each entered into the Exchange Agreements. Pursuant to the Exchange Agreements, from and after the date of the Exchange Agreements and prior to April 1, 2024 and subject to certain exercise conditions, each holder of AARK ordinary shares and ATGBA ordinary shares may exchange up to 20% of the number of AARK ordinary shares and ATGBA ordinary shares, as applicable, held by such holder for Class A ordinary shares of the Company or cash, in each case as provided in the Exchange Agreements. From and after April 1, 2024 and subject to certain exercise conditions, the Company shall have the right to acquire all of the AARK or ATGBA ordinary Share for Class A ordinary shares or cash. In addition, after April 1, 2024 and subject to certain exercise condition, each shareholder of ATGBA and AARK ordinary shares shall have the right to require the Company to provide Class A ordinary shares or cash in exchange for up to all of the AARK or ATGBA ordinary share. Each share of AARK may be exchanged for 2,246 Class A ordinary shares the Company and each ATGBA ordinary share may be exchanged for 14.40 Class A ordinary shares of the Company, in each case subject to certain adjustments. The cash exchange payment may only be elected in the event approval from the Reserve Bank of India is not obtained for exchange of shares and provided that the Company has reasonable cash flow to be able to pay the cash exchange payment and such payment would not be prohibited by any then outstanding debt agreements or arrangements of the Company.

Class A ordinary shares issuance to certain vendors

As set out in the section on Derivative Financial Instruments and FPA Put Option Liability under Note 2, in December 2023, ATI settled the amounts owed to certain vendors by issuance of Class A ordinary shares. If the VWAP of the Class A ordinary shares over the three trading days immediately preceding the agreement date is higher than the VWAP over the three trading days immediately preceding the six-month anniversary from the agreement date, ATI would need to issue additional Class A ordinary shares for the difference.

This represents a derivative financial instrument, fair value of which as at September 30, 2024 has been assessed to be insignificant. Refer Note 14 for details on Fair Value Measurements.

Note 11 - Warrant Liabilities

On October 22, 2021, pursuant to the consummation of the Initial Public Offering, the Company issued 11,499,991 Public Warrants. Simultaneously with the closing of the Initial Public Offering, WWAC issued 8,900,000 warrants in a private placement (the “Private Placement Warrants”), at a purchase price of $1.00 per Private Placement Warrant, which included 900,000 units as a result of the underwriter’s full exercise of its option to purchase up to 900,000 additional warrants, at a purchase price of $1.00 per Private Placement Warrant. On November 6, 2023, WWAC issued 627,810 other Private Placement Warrants to the Sponsor pursuant to the conversion of a promissory note payable to the Sponsor. Upon consummation of the Business Combination, the Company assumed 11,499,991 Public Warrants and 9,527,810 Private Placement Warrants (collectively the “Warrants”).

The Company accounted for the Warrants in accordance with the guidance contained in ASC 815-40 given that certain provisions within the warrant agreement either preclude the warrants from being considered indexed to the ATI’s own stock or the fixed-for-fixed option criteria are not met. On this basis the Public and Private Placement Warrants are classified as a liability and are measured at fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s condensed consolidated statement of operations.

Each whole Warrant entitles the holder thereof to purchase one Class A ordinary share of the Company, par value $0.0001 per share, for $11.50 per share, subject to adjustment as described herein. Only whole Warrants are exercisable. A holder of the Warrants will not be able to exercise any fraction of a Warrant. The Warrants will expire at 5:00 p.m. New York City time on November 6, 2028, or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to us.

The Company may redeem the outstanding Warrants:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder; and

●	if, and only if, the last reported sales price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders (the “Reference Value”) equals or exceeds $18.00 per Class A ordinary share (as adjusted); provided that the Private Placement Warrants will not be redeemable by the Company under this provision so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.

The Company may also redeem the outstanding Warrants:

●	in whole and not in part;

●	at $0.10 per warrant

●	upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A ordinary shares;

●	if, and only if, the Reference Value equals or exceeds $10.00 per Class A ordinary share (as adjusted); provided that if the Reference Value equals or exceeds $18.00 per Class A ordinary share (as adjusted), the Private Placement Warrants will not be redeemable by the Company under this provision so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.

No fractional Class A ordinary shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder.

Note 12 - Redeemable Noncontrolling Interest and Shareholders’ Equity (Deficit)

The condensed consolidated statements of changes in Redeemable Noncontrolling Interest and Shareholders’ Equity (Deficit) reflect the reverse recapitalization and Business Combination as mentioned in Note 1, on Business Combination, and Reverse Recapitalization. As AARK was deemed to be the acquirer in the Business Combination, all periods prior to the completion of the Business Combination reflect the balances and activity of AARK. The consolidated balances as of March 31, 2023 from the audited financial statements of AARK as of that date, share activity (Class A ordinary shares) and per share amounts in the condensed consolidated statement of change in shareholders’ equity (deficit) were not retroactively adjusted given that the exchange of all the shares held by the owners of AARK as contemplated under the Exchange Agreements as set out in Note 10 has not been completed.

Preference shares

The Company is authorized to issue 5,000,000 shares of preference shares, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2024, there were no shares of preference shares issued or outstanding.

Class A ordinary shares

The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of September 30, 2024, there were 44,500,426 Class A ordinary shares issued and outstanding, including 4,000,000 Class A ordinary shares subject to the FPAs. Each Class A ordinary share carries one vote and entitles the shareholders to ratable rights in dividends and distributions as well as in the event of liquidation.

Class V ordinary shares

The Company is authorized to issue 1 Class V ordinary share with a par value of $0.0001 per share. As of September 30, 2024, there was 1 Class V ordinary share issued and outstanding. The Class V share does not carry any direct economic rights in dividends and other distributions or in an event of liquidation. It does carry voting rights equal to 1.3% which will ratchet up to 51% voting rights upon occurrence of “extraordinary events” at the ATI level.

Common stock

Pre-combination AARK had only one class of ordinary shares having no par value. Holders of ordinary shares were entitled to one vote per share held. As of June 14, 2023 (immediately prior to the effective date of a stock split), there were 10 ordinary shares outstanding, and the number of ordinary shares outstanding after a stock split was 10,000. As a result of stock split, AARK’s shares were retroactively restated as if the transaction occurred at the beginning of the earliest periods presented. Consequently, as of April 1 2023 and 2022, the AARK’s ordinary shares consisted of 10,000 shares, all of which were issued and fully paid. Upon the liquidation, dissolution or winding up of AARK, ordinary shareholders were entitled to receive a ratable share of the available net assets of AARK after payment of all debts and other liabilities. The ordinary shares had no preemptive, subscription, redemption or conversion rights.

Equity financing

On April 8, 2024, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Share Subscription Agreement (the “Subscription Agreement”) with an institutional accredited investor (the “Investor”) for aggregate gross proceeds of $5,000,000. The Private Placement closed on April 23, 2024. As part of the Private Placement, the Company agreed to sell an aggregate of 2,261,778 Class A ordinary shares, $0.0001 par value per share, at a purchase price of $2.21 per share subject to the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” shall be 4.99% (or, at the election of the Investor at the closing of the Private Placement, 9.99%) of the number of Class A ordinary shares outstanding immediately after giving effect to the issuance of the Class A ordinary shares to the Investor.

The Subscription Agreement contains customary representations, warranties and covenants of the parties, and the closing was subject to customary closing conditions. The Company intends to use the net proceeds of approximately $4.68 million from the Private Placement, following a deduction of a 6.5% commission paid to a placement agent, for general corporate and working capital purposes.

As of the closing of the Private Placement, the Company issued an aggregate of 1,940,958 Class A ordinary shares at a purchase price of $2.21 per share and reserved 320,820 Class A ordinary shares in adherence to the Beneficial Ownership Limitation. On July 10, 2024, the Company issued an additional 270,820 shares from the previously reserved 320,820 shares.

Exchange Pursuant to Exchange Agreement

Upon consummation of the Business Combination, the holders of AARK ordinary shares and ATGBA ordinary shares each entered into the Exchange Agreements. Pursuant to the Exchange Agreements, from the date of the Exchange Agreements and after April 1, 2024, and subject to certain exercise condition, each shareholder of AARK ordinary shares shall have the right to require the Company to provide Class A ordinary shares or cash in exchange for up to all of the AARK ordinary share. Each share of AARK may be exchanged for 2,246 Class A ordinary shares the Company subject to certain adjustments.

Pursuant to the Exchange Agreements, on April 5, 2024, the prior investor of AARK has exchanged 9,500 ordinary shares of AARK for 21,337,000 Class A ordinary shares of the Company (i.e. 2,246 Class A ordinary shares of the Company for 1 ordinary share of AARK).

Shares issued to vendors

In December 2023, ATI settled the amounts owed to certain vendors by issuance of Class A ordinary shares. If the VWAP of the Class A ordinary shares over the three trading days immediately preceding the agreement date is higher than the VWAP over the three trading days immediately preceding the six-month anniversary from the agreement date, ATI would need to issue additional Class A ordinary shares for the difference.

Pursuant to the abovementioned clause, the Company has issued in total 54,074 Class A ordinary shares to the vendors on May 24, 2024.

In September 2024, the Company issued 78,947 Class A ordinary shares and 48,618 Class A ordinary shares, each valued on the relevant dates of the respective agreements, to two separate vendors, as compensation for their respective services.

Redeemable noncontrolling interest

As of September 30, 2024, the prior investors of AARK owns 3.09% of the ordinary shares of AARK, and prior investors of ATGBA owned 14.69% of the ordinary shares of ATGBA. The prior investors of AARK and ATGBA have the right to exchange their AARK or ATGBA ordinary shares for Class A ordinary shares of the Company based on the exchange ratio as set out in the Exchange Agreements details of which are set out in Note 10 or cash proceeds based on the VWAP for each of the five consecutive trading days ending on the exchange date, but only if the approval from the Reserve Bank of India or other regulatory approvals are not obtained and subject to other conditions specified in the Exchange Agreements. The exchange is also subject to certain other specified conditions being met, including achieving certain financial and stock price milestones. Given that this is not solely in control of ATI, the noncontrolling interests have been accounted for in accordance with ASC 480-10-S99-1. The redeemable noncontrolling interest has initially been measured at the proportionate share in the net assets of AARK and its subsidiaries in accordance with ASC 805-40-30-3. The cash redemption is not considered to be probable on September 30, 2024 because the specified conditions in relation to EBITDA and revenue have already been met and the Reserve Bank of India and / or applicable regulatory approvals are expected to be received. On this basis the redeemable noncontrolling interest has subsequently been measured by attributing the net income/ loss of AARK pursuant to ASC 810-10.

Note 13 – Non-renewal of Customer Contract and Buyout Notice from Significant Customer

The Company received a notice, dated September 30, 2024, of non-renewal and buyout from one of its significant customers. The Company will continue to support the Customer under the existing contract until it expires on March 31, 2025. This notice also serves as a buyout notice, with a buyout price determined according to the terms and conditions of the contract.

The non-renewal is expected to reduce annual revenues by approximately $11,500. The buy-out is expected to provide a one-time revenue of approximately $3,100. The Company has executed a Master Service Agreement to provide technology enabled services to the customer under a different engagement model of services and projects other than a GCC offerings and the Company plans to expand its operations under this new arrangement.

Note 14 – Fair Value Measurements

As of September 30, 2024, the Company had financial instruments which were measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Significant changes in the inputs could result in a significant change in the fair value measurements. See each respective footnote for information on the assumptions used in calculating the fair value of financial instruments.

The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis as of September 30, 2024 and March 31, 2024, including the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Summary of Liabilities Measured at Fair Value on a Recurring Basis:

September 30, 2024	Level 1	Level 2	Level 3	Total
Liabilities:
Forward Purchase Agreement put option liability	$-	$-	$9,563	$9,563
Public Warrants	403	-	-	403
Private Placement Warrants	-	-	333	333
Total liabilities	$403	$-	$9,896	$10,299

March 31, 2024	Level 1	Level 2	Level 3	Total
Liabilities:
Forward Purchase Agreement put option liability	$-	$-	$10,244	$10,244
Public Warrants	747	-	-	747
Private Placement Warrants	-	-	620	620
Total liabilities	$747	$-	$10,864	$11,611

The change in the fair value of the forward purchase agreement put option liability of $681 has been recorded to change in fair value of forward purchase agreement put option liability for the six months ended September 30, 2024 and in the Company’s condensed consolidated statements of operations. The forward purchase agreement put option liability was classified as a current liability, as its liquidation is reasonably expected to use or require current assets or the creation of current liabilities. See also Notes 2 and 11. The estimated fair value of the forward purchase agreement put option liability was calculated using a Monte Carlo model and used significant assumptions including the risk-free rate and volatility. The change in fair value of the forward purchase agreement put option liability is primarily driven by a decrease in the price per share of the Company.

The Company is required to settle its liabilities under the FPAs by November 6, 2024. The total amount payable under the agreements is $8,000, which may be settled either in cash or in equity, at the option of the investors.

The valuation of the forward purchase agreement put option liability was made using the following assumptions as of September 30, 2024:

Expected Term (Years)	0.1
Risk free Interest Rate	4.7%
Volatility	35.0%
Reference Price for one Class A ordinary share	$2.3

Note:	The private placement announced and completed on April 8, 2024. Quoted share price of Class A ordinary shares of the Company when PIPE (Private Investment in Public Entity) transaction took place was $2.21 approx.

Given that the Public Warrants have a listed price available, the Company classified them as Level 1. The Company has classified the privately placed warrants within Level 3 of the hierarchy as the fair value derived using the Black-Scholes option pricing model, which uses a combination of observable (Level 2) and unobservable (Level 3) inputs. There were no transfers between fair value levels during the three months ended September 30, 2024.

The valuation of the liability for the Private Placement Warrants was made using the following assumptions as of September 30, 2024:

Term (years)	4.1
Risk-free interest rate	4.7%
Stock price at measurement date	$2.3

The following table presents a summary of the changes in the fair value of Derivative Liabilities:

	Forward Purchase Agreement Put Option Liability	Public Warrant Liability	Private Placement Liability	Total
Fair value at April 1, 2024	$10,244	$747	$620	$11,611
Change in fair value (gain) / loss	(681)	(344)	(287)	(1,312)
Fair value as of September 30, 2024	$9,563	$403	$333	$10,299

Based on the expected VWAP as at inception as well as September 30, 2024 it is not expected that ATI would be required to issue additional Class A ordinary shares to certain vendors. On this basis, fair value of the derivative financial instrument representing ATI’s obligation to issue additional Class A ordinary shares has been determined to be insignificant on initial recognition as well as at September 30, 2024 and accordingly the quantitative disclosures in relation to the fair value have not been provided.

Note 15 - Net loss per Share

Basic consolidated net loss per share (“EPS”) is calculated using the Company’s share of its subsidiaries earnings/ net loss as well as ATI stand-alone earnings/ net loss and the weighted number of shares outstanding during the reporting period. Diluted consolidated EPS includes the dilutive effect of vested and unvested stock options of the Company’s subsidiaries.

The Company analyzed the calculation of net loss per share for periods prior to the Business Combination on November 6, 2023 and determined that it resulted in values that would not be meaningful to the users of the condensed consolidated financial statements, as the capital structure completely changed as a result of the Business Combination. Therefore, net loss per share information has not been presented for periods prior to the Business Combination.

The Company’s Class V ordinary share does not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted net loss per Class V ordinary share under the two-class method has not been presented.

The following table sets forth the computation of basic and diluted net loss per share for the period three and six months ended September 30, 2024 and September 30, 2023 (in thousands, except share and per share amounts):

	Three Months Ended September 30,	Six Months Ended September 30,
	2024	2024
Net Income/ (Loss) attributable to controlling interest for the period for Basic and Dilutive Earning per share (A)	$(2,190)	$(17,011)
Weighted average shares outstanding of Class A ordinary shares, basic and diluted (B)	44,356,074	41,121,826

Earning/ Loss per share:
Basic and Diluted (A/B)	$(0.05)	$(0.42)

Note 16 - Subsequent Events

Compliance notice from Nasdaq Stock Market LLC

In August and September 2024, the Company received notices from the staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC notifying the Company that the Company did not comply with Nasdaq Listing Rule 5250(c)(1), because the Company had not filed its Form 10-K for the fiscal year ended March 31, 2024 (the “Form 10-K”) and Form 10-Q for the period ended June 30, 2024 (the “Form 10-Q”), respectively. The Company filed the Form 10-K on September 27, 2024, and the Form 10-Q on October 15, 2024.

The Company subsequently received a written notice dated October 24, 2024 from the of Staff confirming that it has regained compliance with Nasdaq Listing Rule 5250(c)(1) regarding periodic reporting.

Shares agreed to be issued to FPA holder

On November 6, 2024, the Company agreed to settle the FPA liability with one of the FPA holders, Meteora Capital Partners LP, which holds 250,000 shares under its FPA. The Company has agreed to settle the maturity consideration of $625 through issuance of an additional 57,811 shares. The total number of shares was determined by dividing the maturity consideration by the prior 30-Day VWAP of the Class A ordinary shares as traded.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our condensed consolidated financial statements and the related notes included elsewhere in this Form 10-Q. Among other things, the condensed consolidated financial statements include more detailed information regarding the basis of presentation for the financial data than included in the following discussion.

In addition to historical information, the following discussion contains forward-looking statements, including, but not limited to, statements regarding our expectations for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” discussed in this quarterly report and our Annual Report on Form 10-K for the fiscal year ended March 31,2024. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements, which speak only as of the date of this quarterly report. It is impossible for us to predict new events or circumstances that may arise in the future or how they may affect us. Unless otherwise required by law, we undertake no obligation to update forward looking statements to reflect events or circumstances occurring after the date of this quarterly report.

Unless the context otherwise requires, references in this section to “we,” “us,” “our,” “Aeries,” “Aeries Technology,” and “the Company” refer to the business and operations of AARK and its consolidated subsidiaries prior to the Business Combination (excluding the associated legacy financial technology and investing business activities) and to Aeries Technology, Inc. and its consolidated subsidiaries, following the consummation of the Business Combination.

Overview

Aeries Technology is a global provider of professional and management services and technology consulting, specializing in the establishment and management of dedicated delivery centers known as “Global Capability Centers” (“GCCs”) for portfolio companies of private equity firms and mid-market enterprises. Our engagement models are designed to provide a mix of deep vertical specialty, functional expertise, and digital systems and solutions to scale, optimize and transform a client’s business operations. By leveraging AI, implementing process improvements, and recruiting talent in cost-effective geographies, we are positioned to deliver significant cost savings to our clients. With over a decade of experience, we are committed to delivering transformative business solutions that drive operational efficiency, innovation, and strategic growth.

We support and drive our clients’ global growth by providing a range of services, including professional advisory services and operations management services, to build and manage GCCs in suitable and cost-effective locations based on client business needs. With a focus towards digital enterprise enablement, these GCCs are designed to act as seamless extensions of the client organization, providing access to top-tier resources. We believe this empowers our clients to remain competitive and nimble and to achieve their goals of enduring cost efficiencies, operational excellence, and value creation, without sacrificing functional control and flexibility.

Our advisory services involve the active participation of senior leadership, recommending strategies and best practices related to operating model design, consultation on various areas, market availability for resources with appropriate skillsets required for specific roles contemplated in the service model, regulatory compliance, optimization of tax structure, and more. Our clients can customize the services based on options we provide, and we subsequently firm up the execution plan with the clients.

A key aspect of our service is our focus on digital transformation. We aim to leverage cutting-edge technologies, including AI, to drive innovation and streamline operations. Our technology services are designed to enhance decision-making, automate processes, and deliver significant business value. We believe this approach through GCC set-up improves operational efficiencies, enabling us to deliver digital transformation services that align with our clients’ growth strategies and support their competitiveness in an evolving digital landscape.

Our clients also use our services to manage their organizational operations, including software development, information technology, data analytics, cybersecurity, finance, human resources, customer service and operations. We hire appropriate talent and personnel on our payroll for deployment on client operations. We work with our clients collaboratively to select the appropriate candidates and create functional alignment with the clients’ organizations. While our talent becomes an extension of our clients’ team, Aeries continues to provide them with the opportunity for promotion, recognition and career path progression, which we believe results in higher employee satisfaction and lower voluntary attrition rates. We manage the regulatory, tax, recruiting, human resources compliance and branding for each of our GCCs.

Our purpose-built business model aims to create a more flexible and cost-effective talent pool for deployment on clients’ operations, while fostering innovation through strategic alignment at senior levels and visibility across the organization. The model also aims to insulate our clients from regulatory and tax issues and provides flexibility in scaling teams up or down based on their changing business needs. We are committed to delivering best practices and success factors by leveraging our visibility into successful strategies from multiple companies, addressing many of the deficiencies associated with the traditional outsourcing and offshoring models.

As of September 30, 2024, Aeries had more than 30 clients spanning across industry segments, including companies in the industries of e-commerce, telecom, security, healthcare, engineering and others.

Key Factors Affecting Performance and Comparability

Market Opportunity

Our current markets are North America, Asia Pacific, and the Middle East, with a primary focus on the United States. Within these regions we are focused on two primary areas, the private equity ecosystem and the mid-market enterprises.

Companies are looking out for service providers who not only have the experience and expertise in providing the right-sized solution in this age of ever shortening business cycles but also a trusted partner with a transparent engagement model to lead the customers through the digital transformation journey. Aeries’ model is purpose-built to provide this experience, expertise and transparent engagement model to accelerate and enhance our clients’ businesses.

Private Markets

As private market investing evolves and the landscape of venture-backed and late-stage private growth companies transforms, our service offerings will adapt accordingly, aligning with the shifting dynamics of potential investors and portfolio companies seeking our expertise. While periods of macroeconomic growth in the United States, particularly in private equity markets, typically foster an upsurge in overall investment activity, any economic slowdowns, downturns, or volatility in the broader market and private equity landscape could potentially dampen this growth momentum.

Macro-economic headwinds

Our operational performance is influenced by prevailing economic conditions, including macroeconomic conditions, the overall inflationary climate, and business sentiment. During the three months ended September 30, 2024, there was persistent economic and geopolitical uncertainty in many markets around the world, including concerns over wage inflation, the potential of decelerating global economic growth, and increased volatility in foreign currency exchange rates. These factors have impacted and may continue to impact our business operations.

Customer Retention and Early Termination of Long-Term Contracts

Maintaining long-term customer relationships is important to our business, as a significant portion of our revenue is derived from these contracts. Although we have auto-renewal service agreements with clients, they may choose to terminate or not renew, in which case they must provide a notice period, typically ranging from 90 to 180 days, and pay a termination fee based on the commercial margin if termination occurs without cause. There is an increasing likelihood that clients may choose to terminate our service agreements after we have established and operated delivery centers for them, as it becomes more feasible and cost-efficient for them to take over. While the above-described contractual provisions provide some financial protection, the termination fee may not fully offset the long-term revenue loss, and replacing clients can be challenging due to the lengthy customer acquisition cycle. To mitigate this risk, we focus on maintaining strong relationships, expanding our customer base, diversifying service offerings, and delivering high-quality service to encourage renewals or alternative service arrangements when terminations occur. Our operational results and financial condition may still be negatively affected if multiple key customers terminate their agreements around the same time, as replacing this revenue can take time.

Income Taxes

We are incorporated in the Cayman Islands and have operations in India, Mexico, Singapore and the United States. Our effective tax rate has historically varied and will continue to vary from year to year based on the tax rate in the jurisdiction of our organization, the geographical sources of our earnings and the tax rates in those countries, the tax relief and incentives available to us, the financing and tax planning strategies employed by us, changes in tax laws or the interpretation thereof, and movements in our tax reserves, if any.

Currently, the Company is liable to pay income tax in India, Mexico, Singapore, and the United States. In India, the Company has chosen to pay taxes according to the newly introduced tax regime in 2019 while forgoing some exemptions and deductions. Consequently, the Company calculates its consolidated provision for income taxes based on the asset and liability method. This involves determining deferred tax assets and liabilities based on temporary differences between the condensed consolidated financial statements and income tax bases of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income in the year in which these temporary differences are anticipated to be settled or recovered. If there is evidence that indicates some portion or all of the recorded deferred tax assets will not be realized in future periods, the deferred tax assets are recorded net of a valuation allowance. The Company evaluates uncertain tax positions to determine if they are likely to be sustained upon examination, and a liability is recorded when such uncertainties fail to meet the “more likely than not” threshold.

Financing Costs

We regularly evaluate our variable and fixed-rate debt obligations. We have historically used short and long-term debt to finance our working capital requirements, capital expenditures and other investments. In May 2023, Aeries amended its revolving credit facility (“Amended Credit Facility”), whereby the total borrowing capacity was increased to $3.8 million (at the exchange rate in effect on September 30, 2024), with Kotak Mahindra Bank. The revolving facility is available for Aeries’ operational requirements. The interest rate is equal to the 6 months Marginal Cost of Funds based Lending Rate (“MCLR”) plus a margin of 0.80% as of September 30, 2024 and March 31, 2024, respectively. Aeries is required to pay interest on the outstanding balance of the credit facility at this financing cost basis, calculated based on the actual number of days for which the funds are utilized. Any changes in the prevailing MCLR rates and the interest rate charged by the bank will affect the financing cost basis and the overall cost of borrowing.

Aeries also has an outstanding unsecured loan from director of Aeries Technology Group Business Accelerators Pvt Ltd., Mr. Vaibhav Rao, amounting to $0.8 million at an interest rate of 10% per annum. The principal amount of the loan was outstanding in entirety as of and for the period ended September 30, 2024 and 2023, and year ended March 31, 2024.

On December 7, 2022, the Company entered into a vehicle loan, secured by the vehicle, for INR 11.5 (or approximately $0.1 at the exchange rate in effect on September 30, 2024) at 10.75% from Mercedes-Benz Financial Services India Pvt. Ltd. The Company is required to repay the loan in 48 monthly instalments beginning January 4, 2023.

On August 2, 2024, the Company entered into a vehicle loan, secured by the vehicle, for INR 8.2 (or approximately $0.1 at the exchange rate in effect on September 30, 2024) at 10.25% from Mercedes-Benz Financial Services India Pvt. Ltd. The Company is required to repay the loan in 48 monthly instalments beginning September 4, 2024.

Refer to the notes to our condensed consolidated financial statements titled “Short-term borrowings” and “Long-term debt” included elsewhere in this Quarterly Report on Form 10-Q for additional information on our indebtedness.

Results of Operations

Overview

The Company has one operating segment and presents and discusses revenues by customer location. The Company believes this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

The following table shows the disaggregation of the Company’s revenues by major customer location. Substantially all of the revenue in our North America region relates to business with customers in the United States.

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
North America	$15,728	$13,879	$31,235	$26,366
Asia Pacific and Other	1,145	3,699	2,305	7,542
Total revenue	$16,873	$17,578	$33,540	$33,908

Our revenues were primarily earned in U.S. dollars. Our costs were primarily incurred in Indian rupees, U.S. dollars and Mexican pesos. We bear a substantial portion of the risk of inflation and fluctuations in currency exchange rates, and therefore our operating results could be negatively affected by adverse changes in inflation rates and foreign currency exchange rates.

Comparison of the Three Months Ended September 30, 2024 and September 30, 2023

The following table presents selected financial data for the three months ended September 30, 2024, and 2023 (in thousands, except percentages):

	Three months Ended September 30,
	2024	2023	$ Change	% Change
Revenues, net	$16,873	$17,578	$(705)	(4)%
Cost of Revenue	13,298	12,754	544	4%
Gross Profit	$3,575	$4,824	$(1,249)	(26)%
Gross Profit Margin	21%	27%

Operating expenses
Selling, general & administrative expenses	7,670	3,338	4,332	130%
Total operating expenses	$7,670	$3,338	$4,332	130%
Income from operations	$(4,095)	$1,486	$(5,581)	(376)%
Other income (expense)
Change in fair value of derivative liabilities	1,251	-	1,251	100%
Interest income	88	70	18	26%
Interest expense	(135)	(76)	(59)	78%
Other income, net	59	126	(67)	(53)%
Total other income (expense)	1,263	120	1,143	953%
Income / (loss) before income taxes	(2,832)	1,606	(4,438)	(276)%
Income tax (expenses) / benefit	526	(679)	1,205	(177)%
Net income / (loss)	$(2,306)	$927	$(3,233)	(349)%
Less: Net income / (loss) attributable noncontrolling interest	(90)	108	(198)	(183)%
Less: Net income attributable to redeemable noncontrolling interests	(26)	-	(26)	(100)%
Net income / (loss) attributable to the shareholders’ of Aeries Technology, Inc.	$(2,190)	$819	$(3,009)	(367)%

Revenue, net

For the three months ended September 30, 2024, our revenue on a consolidated basis decreased by $0.7 million or 4%, to $16.9 million from $17.6 million for the three months ended September 30, 2023. We experienced revenue growth of $4.6 million primarily due to the addition of new clients and increase in business from existing clients, which was offset by a $5.4 million decrease in revenue due to the ramp-down in our existing client engagements and the completion and closure of certain consulting projects.

Cost of Revenue

For the three months ended September 30, 2024, our cost of revenue increased by $0.6 million or 4%, to $13.3 million from $12.7 million for the three months ended September 30, 2023. The primary drivers of the increase included a $1.6 million increase in employee compensation and benefits, including bonuses and a $0.8 million increase in administrative cost, rent and legal & professional fees. These cost increases were offset by a $1.9 million decrease in cost related to fees to external consultants.

Gross Profit

For the three months ended September 30, 2024, our gross profit decreased by $1.2 million or 26%, compared to the three months ended September 30, 2023. The lower gross profit was primarily due to decline in revenue showing 0.7 million decrease, against increase of $0.5 million in cost of revenue mainly due to the increased compensation costs and benefits offset by decrease in cost related to fees to external consultants.

Gross Profit Margin

For the three months ended September 30, 2024, our gross profit margin decreased by 2,600 basis points compared to the three months ended September 30, 2023. The decrease was primarily attributed to decrease in business from the project-based consulting business, which typically yield higher margins due to billing being based on fixed hourly rates.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $4.3 million, or 130% to $7.7 million for the three months ended September 30, 2024, compared to $3.3 million for the three months ended September 30, 2023. This significant increase was primarily driven by a $2.5 million provision for expected credit loss on customer receivables. Additionally, employee compensation and benefits increased by $2.1 million due to new hires and salary adjustment for senior management, and travel expenses, offset by a $0.1 million reduction in fees to external consultants and a $0.2 million reduction in ESOP expense

Total Other Income (expense), net

Total other income / (expense), net was $1.3 million for the three months ended September 30, 2024 compared to total other expense, net of $0.1 million for the three months ended September 30, 2023, a $1.2 million and 953% change primarily due to a change in the fair value of the forward purchase agreement put option liability.

Income tax expenses / (benefit)

Income tax expense/ (benefit) for the three months ended September 30, 2024, was $(0.5) million, a $1.2 million or 177% decrease compared to provision of income taxes of $0.7 million for the three months ended September 30, 2023. The decrease was primarily due to significant increase in recognition of deferred tax benefit on losses in certain subsidiaries having a lower jurisdictional tax rates along with a reduction in taxable income resulting in lower current tax.

Comparison of the Six Months Ended September 30, 2024 and September 30, 2023

The following table presents selected financial data for the six months ended September 30, 2024, and 2023 (in thousands, except percentages):

	Six months Ended September 30,
	2024	2023	$ Change	% Change
Revenues, net	$33,540	$33,908	$(368)	(1)%
Cost of Revenue	25,955	24,637	1,318	5%
Gross Profit	$7,585	$9,271	$(1,686)	(18)%
Gross Profit Margin	23%	27%

Operating expenses
Selling, general & administrative expenses	28,100	7,008	21,092	301%
Total operating expenses	$28,100	$7,008	$21,092	301%
Income from operations	$(20,515)	$2,263	$(22,778)	(1,007)%
Other income (expense)
Change in fair value of derivative liabilities	1,312	-	1,312	100%
Interest income	167	134	33	25%
Interest expense	(282)	(199)	(83)	42%
Other income, net	78	120	(42)	(35)%
Total other income (expense)	1,275	55	1,220	2,218%
Income / (loss) before income taxes	(19,240)	2,318	(21,558)	(930)%
Income tax (expenses) / benefit	1,617	(897)	2,514	(280)%
Net income / (loss)	$(17,623)	$1,421	$(19,044)	(1,340)%
Less: Net income / (loss) attributable noncontrolling interest	(596)	181	(777)	(429)%
Less: Net income attributable to redeemable noncontrolling interests	(16)	-	(16)	(100)%
Net income / (loss) attributable to the shareholders’ of Aeries Technology, Inc.	$(17,011)	$1,240	$(18,251)	(1,472)%

Revenue, net

For the six months ended September 30, 2024, our revenue on a consolidated basis decreased by $0.3 million or 1%, to $33.5 million from $33.9 million for the six months ended September 30, 2023. We experienced revenue growth of $9.3 million primarily due to the addition of new clients and business from existing clients, which was offset by a $9.6 million decrease in revenue due to the ramp-down in our existing client engagements and the completion and closure of certain consulting projects.

Cost of Revenue

For the six months ended September 30, 2024, our cost of revenue increased by $1.3 million or 5%, to $25.9 million from $24.6 million for the six months ended September 30, 2023. The primary drivers of the increase included a $3.3 million increase in employee compensation and benefits and a $0.4 million increase in rent, repairs and maintenance and administrative expenses. These cost increases were offset by a $2.4 million decrease in cost related to fees to external consultants.

Gross Profit

For the six months ended September 30, 2024, our gross profit decreased by $1.6 million or 18%, compared to the six months ended September 30, 2023. The lower gross profit was primarily due to flat revenue showing a $0.3 million decrease, coupled with a $1.3 million decrease in cost of revenue mainly due to the increased compensation costs and benefits, offset by decrease in cost related to fees to external consultants.

Gross Profit Margin

For the six months ended September 30, 2024, our gross profit margin decreased by 400 basis points compared to the six months ended September 30, 2023. The decrease was primarily attributed to decrease in business from the project-based consulting business, which typically yield higher margins due to billing being based on fixed hourly rates.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $21.0 million, or 301% to $28.1 million for the six months ended September 30, 2024, compared to $7.0 million for the six months ended September 30, 2023. This significant increase was primarily driven by a $11.4 million increase in stock-based compensation related expense, a $2.0 million increase in legal and professional charges related to the Business Combination, and a $3.6 million provisions for expected credit loss on customer receivables. Additionally, employee compensation and benefits increased by $3.2 million due to increased hiring, resulting in increased personnel related costs, and travel expenses.

Total Other Income (expense), net

Total other income / (expense), net was $1.3 million for the six months ended September 30, 2024 compared to total other expense, net of $0.05 million for the six months ended September 30, 2023, a $1.2 million and 2,218% change.

Income tax expenses / (benefit)

Income tax expense / (benefit) for the six months ended September 30, 2024, was $(1.6) million, a $2.5 million or 280% decrease compared to provision of income taxes of $0.9 million for the six months ended September 30, 2023. The decrease was primarily due to significant increase in recognition of deferred tax benefit on losses in certain subsidiaries having a lower jurisdictional tax rates along with a reduction in taxable income resulting in lower current tax.

Non-GAAP Financial Measures

We use non-GAAP financial information and believe it is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate the business. We use non-GAAP financial measures to budget, make operating and strategic decisions, and evaluate our performance. We have detailed the non-GAAP adjustments that we make in our non-GAAP definitions below. The adjustments generally fall within the categories of non-cash items, other than costs related to the Business Combination and transaction related costs, which represent non-recurring legal, professional, personnel and other fees and expenses incurred in connection with potential mergers and acquisitions related activities. We believe the non-GAAP measures presented herein should always be considered along with, and not as a substitute for or superior to, the related US GAAP financial measures. We have provided the reconciliations between the US GAAP and non-GAAP financial measures below, and we also discuss our underlying US GAAP results throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations section. The non-GAAP financial measures we present may differ from similarly captioned measures presented by other companies. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA and Core Adjusted EBITDA

We define Adjusted EBITDA as net income from operations before interest, income taxes, depreciation and amortization, further adjusted to exclude stock-based compensation, business combination-related costs, and changes in fair value of derivative liabilities.

We define Core Adjusted EBITDA as Adjusted EBITDA less EBITDA from non-core business. Our core business includes GCC services provided to private equity-backed companies, primarily in North America, characterized by long-term relationships, recurring contracts, and multi-year revenue streams. In contrast, our non-core business includes consulting services, primarily for customers in the Middle East, which typically involve one-time engagements with extended collection cycles. Moving forward, we aim for the majority of our revenue to be generated from our core business, and we do not plan to enter into new customer contracts outside North America.

We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue for the reporting period.

Adjusted EBITDA and Core Adjusted EBITDA are key performance indicators that we use to evaluate our operating performance and in making financial, operating, and planning decisions. We believe these non-GAAP measures are useful insight to investors by offering a clearer view of Aeries’s operating performance. This information has been used by our management for internal reporting and planning procedures, including aspects of our consolidated operating budget and capital expenditures.

The following table provides a reconciliation from net income (US GAAP measure) to Adjusted EBITDA, Core Adjusted EBITDA and Adjusted EBITDA margin for the three and six months ended September 30, 2024, and 2023 (in thousands):

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Net income	$(2,306)	$927	$(17,623)	$1,421
Income tax expense	(526)	679	(1,617)	897
Interest income	(88)	(70)	(167)	(134)
Interest expense	135	76	282	199
Depreciation and amortization	371	334	745	661
EBITDA	$(2,414)	$1,946	$(18,380)	$3,044
Adjustments
(+) Stock-based compensation	-	252	12,746	1,626
(+) Business Combination and transaction related costs	1,370	741	5,052	1,171
(-) Change in fair value of derivative liabilities	(1,251)	-	(1,312)	-
Adjusted EBITDA	$(2,295)	$2,939	$(1,894)	$5,841
(+) Loss / (Profit) from non-core business	2,478	(1,929)	3,513	(3,184)
Core adjusted EBITDA	183	1,010	1,619	2,657
Revenue	16,873	17,578	33,540	33,908
Adjusted EBITDA margin [Adjusted EBITDA / Revenue]	(13.6)%	16.7%	(5.6)%	17.2%

Some of the limitations of Adjusted EBITDA and Core Adjusted EBITDA include: each of these measures does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss; (ii) changes in, or cash requirements for, working capital; (iii) significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt; (iv) payments made or future requirements for income taxes; and (v) cash requirements for future replacement or payment in depreciated or amortized assets; (vi) stock based compensation costs, (vii) Business Combination and transaction related costs, which represent non-recurring legal, professional, personnel and other fees and expenses incurred in connection with potential mergers and acquisitions related activities for the three and six months ended September 30, 2024, and Business Combination related costs for the three and six months related September 30, 2023, (viii) change in fair value of derivative liabilities. Additionally, the Core Adjusted EBITDA does not reflect the provision for expected credit loss / (profit) from non-core business.

Liquidity and Capital Resources

The accompanying condensed consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, certain conditions as listed below raise substantial doubt about the Company’s ability to continue as a going concern for this period:

●	For the six months ended September 30, 2024, the Company reported a net loss of $17.6 million.

●	As of September 30, 2024, the Company had a working capital deficit of $9.8 million, primarily due to current liabilities related to the FPAs entered into on November 3, 2023, and November 5, 2023. These FPAs were liquidity arrangements entered into as part of the business combination of the Company with WWAC effective as of November 6, 2023. Under these liquidity arrangements, certain investors agreed not to redeem their holdings in WWAC in exchange for the Company entering into the FPAs. This step was taken to address the agreed minimum cash requirement with WWAC as of the closing date of the business combination, which WWAC was unable to meet without this financing. Pursuant to the FPAs, the Company is obligated to pay a maturity consideration of $8 million at the end of the one-year term, which may be settled either in cash or equity at the option of the FPA holders. As of the date of this Form 10-Q report, the remaining balance owed to the FPA holders is $7.5 million. We do not have sufficient cash from operations or cash reserves to pay the maturity consideration in cash. Paying the maturity consideration in cash would reduce the amount of cash on hand or available debt capacity to fund our operations, which could adversely affect our ability to make necessary investments, and, therefore, could affect our results of operations.

●	The Company received a non-renewal notice from a significant customer related to its dedicated offshore operations managed by the Company, which is expected to result in an annual revenue loss of approximately $11.5 million.

Our working capital needs are primarily to finance our payroll and other administrative and information technology expenses in advance of the receipt of accounts receivable, as well as increased expenses due to being a public reporting company. Our primary capital requirements include expanding existing operations to support our growth, financing acquisitions and enhancing capabilities, including building certain digital solutions.

The Company has historically financed its operations and expansions primarily with cash generated from operations and the revolving credit facility from Kotak Mahindra Bank. As at September 30, 2024, the Company had a balance of $3.6 million in cash and cash equivalents, and also generated overall positive cash flows for the six months ended September 30, 2024. The Company reported a net operating cash inflow of $0.2 million for this period. Management expects to have sufficient cash from the operations, cash reserves and debt capacity for the next 12 months and for the foreseeable future to finance our operations, growth, expansion plans. However, this expectation assumes that the FPA liabilities will not require immediate cash settlement. If an immediate cash settlement is required for the remaining FPA liabilities, the Company may lack the necessary financial resources to sustain operations during this period.

The Company has undertaken or completed the following actions to improve its available cash balances, liquidity, and cash generated from operations:

●	The non-renewal of the customer contract requires a one-time buyout payment from the customer to us of approximately $3.1 million.

●	On November 6, 2024, the Company and one of the FPA holders, Meteora Capital Partners, LP, which holds 250,000 shares under its FPA, agreed to settle the liability through the issuance of shares, leaving a remaining balance of $7.5 million owed to other FPA holders. We are actively pursuing capital raising alternatives to pay the remaining balance due.

●	Targeted cost cutting measures have been instituted, focusing on non-core expenses including those related to inorganic growth strategy, such as reductions in the use of outside vendors and professional services, as well as selective headcount and salary reductions, which are designed to improve our cash flow position without impacting core business operations.

The Company’s ability to continue as a going concern is dependent upon, among other things, successfully executing its mitigation plan, which includes (i) raising additional funds from existing or new credit facilities, (ii) raising equity or equity linked capital, (iii) restructuring current liabilities into equity or long-term obligations, and (iv) further reducing non-core expenses with a renewed focus on organic growth in the core geography we historically operate in, which is North America. The Company is hopeful of accomplishing its objectives through these measures in the anticipated time frame and also expects that the funds available through the above-mentioned arrangements will be sufficient to alleviate the doubts about the Company’s ability to continue as a going concern. However, there is no guarantee of the success of these efforts.

Cash Flow for the Six Months ended September 30, 2024 and 2023

The following table presents net cash provided by operating activities, investing activities and financing activities for the Six months ended September 30, 2024, and 2023 (in thousands):

	Six Months Ended September 30,
	2024	2023	$ Change
Cash at the beginning of period	$2,084	$1,131	$953
Net cash provided by operating activities	205	1,387	(1,182)
Net cash used in investing activities	(988)	(809)	(179)
Net cash provided by financing activities	2,249	195	2,054
Effects of exchange rates on cash	77	(22)	99
Cash at the end of period	$3,627	$1,882	$1,745

Analysis of Cash Flow Changes between the six months ended September 30, 2024 and 2023

Operating Activities - The $0.2 million net cash provided by operating activities for the six months ended September 30, 2024 was primarily due to a net loss (adjusted with non-cash adjustments) of $3.6 million as a result of higher cost of revenue and selling, general and administrative expenses; partially offset by a $3.8 million increase in cash flow from better working capital management.

Investing Activities - Net cash used in investing activities during the six months ended September 30, 2024 was $0.9 million, of which $0.9 million was used for the purchase of property and equipment and $0.8 million was used for the issuance of loans to affiliates, offset by $0.8 million generated from loan repayments received from affiliates.

Net cash used in investing activities during the six months ended September 30, 2023 was $0.8 million, of which $0.7 million was used for the purchase of property and equipment and $0.7 million was used for the issuance of loans to affiliates, offset by $0.7 million generated from loan repayments received from affiliates.

Financing Activities - Net cash provided by financing activities during the six months ended September 30, 2024 was $2.3 million, primarily from proceeds of the PIPE transaction of $4.7 million, and proceeds from long-term debt of $0.9 million; offset by the repayment of short-term debt of $1.9 million, payment of insurance financing liability of $0.4 million and payment of finance lease obligation of $0.2 million.

Net cash provided by financing activities during the six months ended September 30, 2023 was $0.2 million, primarily due to net proceeds from short-term borrowings of $1.2 million, proceeds from long-term debt of $0.5 million; partially offset by payment of deferred transaction costs of $1.4 million and payment of finance lease obligations and long-term debt of $0.2 million.

Off-balance Sheet Arrangements

As of September 30, 2024 and currently, we do not have any material off-balance sheet arrangements, other than as disclosed in “Commitments and Contingencies” in the notes to our condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

New Accounting Pronouncements

See “Summary of Significant Accounting Policies”, in the notes to the condensed consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Application of Significant Accounting Policies and Estimates

General

The following is a summary of the basis of preparation and significant accounting policies which have been applied in the preparation of the accompanying condensed consolidated financial statements. The accounting policies have been applied consistently in preparation of these condensed consolidated financial statements. A full description of significant accounting policies is provided in our consolidated carve-out financial statements for the fiscal years ended March 31, 2024 and 2023.

Critical Accounting Policies and Management Estimates

Our discussion and analysis of financial condition and results of operations are based upon our condensed consolidated financial statements included elsewhere in this Quarterly Report. The preparation of our condensed consolidated financial statements in accordance with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting policies are those that materially affect our condensed consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our condensed consolidated financial statements. We believe the current assumptions, judgments and estimates used to determine amounts reflected in our condensed consolidated financial statements are appropriate; however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with our condensed consolidated financial statements and related notes included in this document. Refer to “Critical Accounting Policies and Estimates” contained in Part II, Item 7 of our annual report on Form 10-K for the year ended March 31, 2024 (the “2024 Form 10-K”) for a complete discussion of our critical accounting estimates. There have been no material changes to the Company’s critical accounting estimates since the 2024 Form 10-K.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide this information.

ITEM 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the fiscal quarter ended September 30, 2024. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2024, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below.

Material Weaknesses in Internal Control Over Financial Reporting

On December 11, 2023, the Company concluded that it should restate certain of its previously issued carve-out consolidated financial statements of AARK and subsidiaries to correct the misreporting of basic and diluted earnings per share and number of issued and paid-up common stock, resulting from one of the material weaknesses described below.

In connection with this restatement, our management identified material weaknesses in internal control over financial reporting that are primarily attributable to improper segregation of duties, inadequate processes for timely recording of significant events and material transactions, and inadequate design and implementation of information and communication policies, procedures, and monitoring activities.

Remediation Plan

In light of these facts, our management, including our Chief Executive Officer and Chief Financial Officer, is in the process of implementing processes and controls and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting described above, the unaudited interim condensed consolidated financial statements for the periods covered by and included in this Quarterly Report on Form 10-Q fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with US GAAP.

To address our material weaknesses, we are improving our processes of reviewing financial statements, increasing our communication with third-party service providers and implementing additional procedures to ensure that the review of the Company’s financial statements is supported by sufficient documentation to determine accuracy. We will not be able to fully remediate these material weaknesses until these steps have been completed and the controls have been operating effectively for a sufficient period of time.

Inherent Limitations on Effectiveness of Controls

While management is working to remediate the material weaknesses, there is no assurance that these remediation efforts, when economically feasible and sustainable, will successfully remediate the identified material weaknesses. If we are unable to establish and maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our Class A ordinary shares could be materially and adversely affected and the Company could be subject to sanctions or investigations by the SEC or other regulatory authorities. Effective process and controls over financial reporting is necessary for us to provide reliable and timely financial reports and are designed to reasonably detect and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. For as long as we are a “smaller reporting company” under the U.S. securities laws, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Moreover, we do not expect that process and controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The failure of our control systems to prevent error or fraud could materially adversely impact us.

Changes in Internal Control Over Financial Reporting

In light of the material weaknesses described above, we are taking the actions described above to remediate such material weaknesses. Except as described above, there was not any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

From time to time, we may be involved in various proceedings and litigation, claims and other legal matters arising in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, nonmonetary sanctions, or relief. Management is not currently aware of any material pending legal proceedings, except for ordinary routine litigation incidental to the business, in which we or any of our subsidiaries are involved, or where our property is subject to such proceedings.

ITEM 1A. RISK FACTORS.

Summary Risk Factors

A description of the risk factors associated with our business is contained in the “Risk Factors” section of the 2024 Form 10-K. There have been no material changes to our Risk Factors as therein previously reported, except as noted below:

We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern, including obligations under the FPAs and the termination of a significant customer contract.

In connection with the Company’s assessment of going concern considerations, management has identified conditions that raise substantial doubt about the Company’s ability to continue as a going concern. As of September 30, 2024, the Company had a cash balance of $3.6 million with a net operating cash inflow of $0.2 million for the six months ended September 30, 2024. The Company reported a net loss of $17.6 million for this period.

A key factor contributing to this uncertainty is the Company’s obligation to settle its maturity liabilities under the FPAs by November 6, 2024. The total amount payable under these agreements is $8 million, which may be settled either in cash or equity at the discretion of the investors. In the absence of a clear and actionable plan for addressing this liability, there is a risk that the Company may lack sufficient funds to meet this obligation, further jeopardizing its financial stability. On November 6, 2024, the Company and one of the FPA holders agreed to settle the Company’s FPA liability to this FPA holder in the amount of $0.6 million through the issuance of an additional 57,811 shares. However, other FPA holders have not agreed to accept shares or extend the maturity date, leaving a remaining potential cash liability of $7.5 million that may further strain the Company’s financial condition and liquidity.

The Company’s financial condition is further impacted by a non-renewal notice received from a significant customer, expected to result in an annual revenue loss of approximately $11.5 million. While the customer’s non-renewal requires a one-time buyout payment to the Company of approximately $3.1 million, this amount alone may not fully offset the anticipated revenue impact.

Management’s plans to address these challenges include (i) raising additional funds through existing or new credit facilities, (ii) raising equity or equity-linked capital, (iii) restructuring current liabilities into equity or long-term obligations, and (iv) further reducing non-core expenses with a renewed focus on organic growth in the core geography we historically operate in, which is North America. There is no guarantee that these measures will be successful or that additional funding will be available on acceptable terms. Any future equity financing could significantly dilute existing shareholders’ ownership.

If we are unable to continue as a going concern, we may be forced to liquidate our assets, potentially at less than their carrying value, which could result in a substantial or complete loss of investor capital. Future SEC filings may also contain statements expressing doubt about our ability to continue as a going concern, which could deter investors or other financing sources from providing funding on favorable terms, if at all.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Unregistered Sales of Equity Securities

The following list sets forth information as to all of our securities sold in the quarter ended September 30, 2024 that were not registered under the Securities Act.

Issuance of Vendor Shares

In September 2024, the Company issued 78,947 Class A ordinary shares and 48,618 Class A ordinary shares, each valued on the relevant dates of the respective agreements, to two separate vendors, as compensation for their respective services. These issuances were made in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. OTHER INFORMATION.

(a)	None.

(b)	None.

(c)	Rule 10b5-1 Trading Plans.

During the quarter ended September 30, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, or the Exchange Act) adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as such terms are defined under Item 408 of Regulation S-K).

ITEM 6. EXHIBITS

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

Exhibit		Incorporation by Reference
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date
3.1	Amended & Restated Memorandum and Articles of Association of Aeries Technology, Inc..	8-K	001-40920	3.1	11/13/2023
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	Filed herewith
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).	Filed herewith

*	The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Quarterly Report on Form 10-Q and are not deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERIES TECHNOLOGY, INC.

Date: November 19, 2024	By:	/s/ Rajeev Nair
	Name:	Rajeev Nair
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a) OR 15d-14(a) UNDER THE SECURITIES
EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sudhir Appukuttan Panikassery, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Aeries Technology, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 19, 2024

By:	/s/ Sudhir Appukuttan Panikassery
Sudhir Appukuttan Panikassery
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a) OR 15d-14(a) UNDER THE SECURITIES

EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Rajeev Nair, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Aeries Technology, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 19, 2024

By:	/s/ Rajeev Nair
Rajeev Nair
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Aeries Technology, Inc. (the “Company”) on Form 10-Q for the quarter ended September 30, 2024, as filed with the Securities and Exchange Commission (the “Report”), I, Sudhir Appukuttan Panikassery, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: November 19, 2024

By:	/s/ Sudhir Appukuttan Panikassery
Sudhir Appukuttan Panikassery
Chief Executive Officer (Principal Executive Officer)

*	The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Aeries Technology, Inc. (the “Company”) on Form 10-Q for the quarter ended September 30, 2024, as filed with the Securities and Exchange Commission (the “Report”), I, Rajeev Nair, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: November 19, 2024

By:	/s/ Rajeev Nair
Rajeev Nair
Chief Financial Officer (Principal Financial Officer)

*	The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Report or as a separate disclosure document.